SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 23, 2008

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: April 23, 2008

有線寬頻 i-CABLE

STOCK CODE: 1097

Beijing 2008
有線電視
CABLE TV
2008北京奧運指定新媒體
Official New Media Broadcaster of the Beijing 2008 Olympic Games

2007 ANNUAL REPORT

i-CABLE COMMUNICATIONS LIMITED ANNUAL REPORT 2007

i-CABLE

Stock code: 1097

Beijing 2008

CABLE TV

2008

Official New Media Broadcaster of the Beijing 2008

Olympic Games

2007

ANNUAL REPORT

i-CABLE COMMUNICATIONS LIMITED ANNUAL REPORT 2007

i-CABLE communications Limited is Hong Kong´s leading integrated communications company.

It is one of the largest producers of video, film and multimedia content based in Hong Kong, for distribution around the world over conventional and new media, with particular focus on news, information, sports and entertainment.

It owns and operates one of two near universal broadband telecommunications networks in Hong Kong, over which it provides Pay TV, Broadband and Voice services to well over one million subscribing households and businesses.

Content

02 MILESTONES

06 RESULTS HIGHLIGHTS

07 CORPORATE INFORMATION

08 CHAIRMAN’S STATEMENT

12 BUSINESS REVIEW

- OPERATING ENVIRONMENT AND COMPETITION

- internet And multimedia

- Hong Kong CABLE enterprises

- content production, distribution And

Programming

I-CABLE entertainment

I-CABLE sports

I-CABLE news

Sundream music

Sundream motion pictures

I-CABLE distribution

22 corporate And community affairs

23 outlook

Cable Boy

i-CABLE Sports’ mascot

Speed

Timely and speedy response to fast-changing

market realities has been instrumental to maintaining

the Group’s profitability and growth.

3 4 5 6

MILESTONES

SEPTEMBER 1995

Main fibre trunk completed

NOVEMBER 1999

i-CABLE Communications Limited successfully listed on Nasdaq in the US and Hong Kong Stock Exchange

AUGUST 2001

First local television station to launch digital broadcasting service

1995 1999 2001 1993 1998 2000 2002

JUNE 1993

Hong Kong Cable Television Limited awarded a 12-year Pay Television licence

MAY 1998

HFC network reached 600,000 homes, meeting last milestone of licence

JANUARY 2000

Awarded FTNS licence and launches Broadband Internet Access service in

March

APRIL 2002

Fully digitised news production centre, first in Hong Kong, opened by the Chief Executive

OCTOBER 1993

CABLE TV goes on air with eight channels with Asia’s first 24-hour news channel

OCTOBER 1998

Celebrates 5th anniversary in October

DECEMBER 2000

Reports net profit for the first time

JUNE 2002

Exclusive live broadcast of 2002 FIFA World Cup

2 i-CABLE Communications Limited Annual Report 2007

SEPTEMBER 2004

Completes universal coverage with launch of 20-channel satellite service

FEBRUARY 2006

Sundream’s first movie “49 Days” premiered

JUNE 2006

CABLE TV holds World Cup Carnival as official broadcaster for the second time

2003 2004 2005 2006 2007

APRIL 2003

TV service expanded beyond Hong Kong with launch of Horizon Channel

MARCH 2005

Kicks off film venture with launch of Sundream Motion Pictures Limited

JUNE 2007

Launch of Cable No 1 Channel, covering news, movies, sports, financial news updates,

documentaries and prime time dramas

AUGUST 2007

Announces clean sweep of major international sports events up to 2012, including the Olympics,

FIFA World Cup and UEFA Champions League

JULY 2003

Launch of world’s first round-the-clock Chinese entertainment news channel

APRIL 2005

Cable News celebrates 100,000 hours of non-stop broadcast

JUNE 2005

Television licence renewed for 12 years

AUGUST 2007

Integrated call centre in Guangzhou opened to further enhance customer services

OCTOBER 2007

i-CABLE opens prime retail stores

OCTOBER 2003

Celebrates 10th anniversary

JULY 2005

Hong Kong Cable News Express Limited and MTR (formerly KCRC) launch innovative news and advertising medium on trains

i-CABLE Communications Limited Annual Report 2007 3

Stamina

A sustainable and balanced development strategy steers us to enduring success in treacherous operating waters.

RESULTS

HIGHLIGHTS

BUSINESS ADJUSTMENTS MAKING SATISFACTORY PROGRESS

• The Group is successfully adjusting to the new competitive environment to establish a lower cost base to preserve its profitability despite substantial pressure on revenue.

• Investment in new businesses is also beginning to bear fruit.

• Turnover decreased by 10% to HK$2,304 million (2006: HK$2,548 million).

Net profit after tax increased by 1% to HK$183 million (2006: HK$181 million). Capital expenditure decreased by 13% to HK$175 million (2006: HK$200 million).

Final dividend per share unchanged at HK$0.05 (2006: HK$0.05).

PAY TV

New marketing strategy accelerated subscriber growth amidst intense competition.

• Subscribers increased by 12% to 882,000 (2006: 786,000).

• Turnover decreased by 16% to HK$1,595 million (2006: HK$1,895 million).

• Operating profit decreased by 28% to HK$179 million (2006: HK$248 million).

PAY TV SUBSCRIBERS

98 99 00 01 02 03 04 05 06 07

900

800

700

600

500

400

300

200

100

0

In Thousands

Year

406 453 522 560 606 656 702 738 786 882

INTERNET & MULTIMEDIA

BROADBAND AND VOICE SUBSCRIBERS

In Thousands

500

450

400

350

300

250

200

150

100

50

0

In Thousands

01 02 03 04 05 06 07 Year

160 226 258 311 440 479 465

Revenue and profit preservation preferred over market share gains.

Broadband subscribers decreased by 7% to 306,000 (2006: 328,000).

• Voice lines grew to 159,000 (2006: 151,000).

Turnover was almost unchanged at HK$588 million 2006: HK$596 million).

• Operating profit increased by 40% to K$180 million (2006: HK$129 million).

6 CABLE Communications Limited Annual Report 2007

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mr. Stephen t. H. Ng (Chairman & Chief Executive Oficer)

Mr. William j. H. Kwan (Chief Financial Officer)

Mr. Peter s. O. Mak

Dr. Dennis T. L. Sun, BBS, JP

Sir Gordon Y. S. Wu, GBS, KCMG, FICE

Mr. Patrick y. W. Wu

Mr. Anthony K. K. Yeung, JP

GROUP EXECUTIVES

Mr. Stephen t. H. Ng (Chairman & Chief Executive Officer)

Mr. William j. H. Kwan (Chief Financial Officer)

Mr. Ronald y. C. Chiu (Executive Director, i-CABLE

News Limited and i-CABLE

Sports Limited)

Mr. Vincent T. Y. Lam (Executive Director, i-CABLE

Network Limited)

Mr. Benjamin W. S. Tong (Executive Director,

Hong Kong Cable

Television Limited)

Mr. Siuming y. M. Tsui (Executive Director,

i-CABLE Entertainment

Limited; Chief Operating

Officer, i-CABLE Satellite

Television Limited;

President, Sundream

Motion Pictures Limited)

Mr. Samuel C. C. Tsang (General Manager,

Hong Kong Cable Enterprises

Limited)

Mr. Simon K. K. Yu (Vice President, i-CABLE

Network Operations Limited)

Mr. Garmen K. Y. Chan (Vice President, External

Affairs)

Mr. David C. T. Wong (Vice President, i-CABLE

Enterprises Limited)

Mr. Felix W. K. Yip (Vice President, Human

Resources & Administration)

COMPANY SECRETARY

Mr. Wilson W. S. Chan, FCIS

AUDITORS

KPMG

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation

Limited

REGISTRARS

Tricor Tengis Ltd

26th Floor, Tesbury Centre, 28 Queen’s Road East,

Wanchai, Hong Kong

ADR DEPOSITARY

The Bank of New York Mellon

One Wall Street, New York, New York 10286, USA

REGISTERED OFFICE

16th Floor, Ocean Centre, Harbour City, Canton Road,

Kowloon, Hong Kong

Telephone: (852) 2118 8118 Fax: (852) 2118 8018

PRINCIPAL BUSINESS ADDRESS

CABLE TV Tower, 9 Hoi Shing Road, Tsuen Wan,

Hong Kong

LISTING

The Company’s shares are listed under the Code “1097” on

The Stock Exchange of Hong Kong Limited and its American

depositary shares, each representing 20 ordinary shares, traded in the over-the-counter markets in the United States under the symbol “ICABY”.

CORPORATE WEBSITE

www.i-cablecomm.com

INQUIRIES

info@i-cablecomm.com

i-CABLE Communications Limited Annual Report 2007 7

CHAIRMAN’S STATEMENT

Excellence

A commitment to the pursuit of excellence has empowered the Group to scale new heights year after year.

DEAR SHAREHOLDERS,

As Hong Kong Cable Television prepares to celebrate its 15th anniversary of service launch in October of this year, I am pleased to report that the Group is well placed for further development.

During 2007, the Group successfully adjusted to the new competitive environment to establish a lower cost base to preserve its profitability despite substantial pressure on revenue. Investment in new businesses also began to bear fruit.

Consolidated net profit after tax was steady at HK$183 million (2006: HK$181 million) in spite of a decline in turnover to HK$2,304 million (2006: HK$2,548 million). Prudent fiscal management contributed to the continuing healthy financial position of the Group, with net cash balance increasing to HK$642 million (2006: HK$586 million). The Board has recommended a final dividend of 5.0 cents per share to bring full year dividends per share to 8.5 cents (2006: 8.5 cents).

Anchoring on the Group’s content strength, as well as its adjusted marketing strategy, the Pay TV subscriber base grew by 12% to 882,000 (2006: 786,000). In Broadband, with preference given to revenue and profit preservation over market share gains, the subscriber base decreased by 7% to 306,000 (2006: 328,000) but a record operating profit was reported.

Over the past decade and a half, I am most grateful for the staunch support which shareholders, partners and customers have accorded to the Group. I am particularly thankful to our many colleagues for their dedication and commitment. They have been critical to the Group’s development and performance.

The continuous development and profitability of the Group proves the efficacy of its sustainable strategies, which are founded on balanced and unique local programming and production, optimisation of operating synergy, deliberate business diversification, as well as timely and strategic measures to try to stay ahead of shifting market realities.

I am confident that the dynamic and far-sighted approach in the running of our various businesses will continue to steer the Group through treacherous market waters to bring us growth and profitability amidst adversity.

Stephen T.H.Ng

Chairman and Chief Executive Officer

i-CABLE Communications Limited

Hong Kong, March 10, 2008

i-CABLE Communications Limited Annual Report 2007 9

Versatility

The versatility of the i-CABLE team is fully reflected in the success in all aspects of our diverse range of pursuits – Pay TV, Broadband, film, music and home line, as well as across all flagship content platforms – news, sports and entertainment.

i-CABLE Communications Limited Annual Report 2007 11

BUSINESS

REVIEW

OPERATING ENVIRONMENT AND COMPETITION

During the year, the Group successfully adjusted to the new competitive environment to establish a lower cost base to preserve its profitability despite substantial pressure on revenue. At the same time, it held steadfastly to its development strategy, emphasising sustainable long-term overall growth, as the main competitor continued with its attempts to shake the Pay TV market by aggressive marketing and content acquisition tactics.

Our comprehensive and balanced development approach to all major content platforms contrasted with that of our competitors.

During the year under review, we further strengthened the fundamentals of our popular news and entertainment platforms, and acquired a range of premier international sports events, which will maintain the strength and lead of our programming over the immediate and medium terms.

Complemented by an expanded range of subscription plans and marketing initiatives that are designed to tap all market strata in the shifting operating topography, growth in our subscriber base accelerated, against market speculation at the beginning of the year about massive customer drain.

The much-hyped Digital Terrestrial Television service of the two free-to-air broadcasters was officially launched at the end of 2007. The jury is however still out on whether the full potential of expanded channel capacity and improved picture quality of digital and High-Definition services would have much impact on the Pay TV market in the foreseeable future.

On the Broadband front, our subscriber base and turnover consolidated as we preferred revenue and profit preservation over market share gains. Profitability for this sector took a handsome leap, attributable to service and operational enhancements as well as cost management.

Hong Kong Cable TV Executive Director Benjamin Tong celebrates opening of first retail shop with i-CABLE Entertainment’s Zoie Tam (left) and Janis Chan (right).

12 i-CABLE Communications Limited Annual Report 2007

pay tV

The Group’s Pay TV business remained competitive in a challenging operating terrain. Pay TV subscribers grew 12% year-on-year to 882,000 with enhanced programming and more aggressive marketing strategies.

However, both subscription and advertising revenue weakened and combined to squeeze total turnover for this sector to HK$1,595 million (2006: HK$1,895 million). Operating profit was HK$179 million (2006: HK$248 million).

To expand our sales coverage, the Group is opening a number of retail stores in prime commercial districts. Five stores were opened in 2007 and five more will be opened in 2008. Response on new order acquisition and product sales from these shops has been encouraging.

Building for future growth, the Group continued to acquire new channels to meet the diverse viewing tastes of subscribers. Among the new channels introduced during the year included PGA Tour, NEO Sports, Nat Geo Wild and Aljazeera. The Group has also acquired exclusive broadcasting rights with a sweep of all of the world’s top international sporting events up to 2012.

On services to customers, the commissioning of the Group’s integrated customer service centre in Guangzhou in August has greatly enhanced our capability to handle customer enquiries and complaints.

These new initiatives are important bricks that the Group needs to lay to enable the Pay TV business to stay competitive in a competitive environment.

i-CABLE Chairman Stephen Ng unveils Cable No. 1 Channel with i-CABLE Entertainment Executive Director Siuming Tsui.

BUSINESS REVIEW

INTERNET AND MULTIMEDIA

Turnover in the Broadband sector slipped marginally to HK$588 million (2006: 596 million), as the subscriber base dipped to 306,000 (2006: 328,000). However, operating profit increased by 40% to set a record with HK$180 million (2006: HK$129 million).

Bundling subscription with Pay TV and residential voice services continued to be the main customer retention and acquisition tool.

At the same time, new content was introduced to the multimedia platform to enhance valueadded service of our product. A new online service “i-CABLE IPTV” with four free channels was launched to widen the video attraction of our portal. An education portal “eLeader” catering for children was introduced to enhance the appeal of our service.

The Group broke new ground when it was appointed official “New Media Broadcaster” of the 2008 Beijing Olympics for Hong Kong. It was the first time such rights have ever been granted for the world’s most prestigious sporting event. It would be an opportunity to showcase our production and online delivery capability in bringing to sports fans

Sundream Music’s Zoie Tam (left) and Ray Chung (right) set to create a new wave in the Hong Kong music scene.

unprecedented live coverage of Olympic events with interactive and archiving experience. Coupled with the mobile delivery rights which are also in the Group’s bag, the “anytime, anywhere” Olympic coverage will give a brand new experience to Hong Kong sports fans.

HONG KONG CABLE ENTERPRISES LIMITED (HKCE)

HKCE returned mixed results during the year. While the Pay TV commercial airtime sales business was lackluster in the absence of mega sports events, the Newsline Express service on MTR’s commuter trains reported outstanding growth.

HKCE’s joint venture in the Mainland, Ad On Media Limited (AOM), reported healthy growth in advertising revenue and profitability. On top of being the exclusive advertising agent for Sanlian Life Week magazine, AOM will be exploring other advertising sales opportunities in the Mainland.

CONTENT PRODUCTION, DISTRIBUTION AND PROGRAMMING

The Group continued to build on its concrete foundation as one of the biggest producers and distributors of quality content in Hong Kong.

Apart from forming the programming backbone for our Pay TV service, the full value of our content production strength is also exploited via our multi-platform distribution network, spanning television, online, satellite channels, cinemas, mobile media, as well as outdoors and audio-visual platforms on public transport locally and around the world.

While our productions continued to focus on entertainment, sports and news flagship programming, our relatively young movie-making arm, which has been in operation for just over two years, has already built a reputation as an award-winning producer that has injected much life into the sagging local movie industry.

During the year, the Group expanded the scope of its creative businesses by venturing into the music industry. Development of this sector will leverage on our production expertise, multiple media platforms and our ability to tap into the vast potential of the Greater China markets.

Investment, meanwhile, continued in premium content acquisition to maintain the attractiveness of Pay TV programming under a balanced and sustainable development strategy.

i-CABLE Communications Limited Annual Report 2007 15

BUSINESS REVIEW

I-CABLE ENTERTAINMENT

With expansion of our entertainment platform and the Entertainment News Channel, we have built up a strong bond with local and overseas artistes in the movie and music world. The channel has become an important launching pad for many top rate local, regional, and Hollywood movies and music projects.

CABLE No. 1 Channel was introduced to the market in 2007 as a channel of mass appeal. Showcasing premier CABLE TV programmes, it has proven to be successful and has built up impressive distribution and viewership within months of introduction.

Our self-produced programmes have reached new heights, both in viewership and sponsorship. Our cookery and astrology programmes constantly topped the most watched list. Efforts to enhance local production have served to widen the appeal of our entertainment platform, not only returning stable and rising viewership, but have also enhanced the popularity of our programme hosts, who have become household names. The DVD of our popular Fung Shui Lectures of Master So show became the best seller of its genre in the local market.

On the movie front, round-the-clock offering of Hollywood blockbusters was doubled in 2007 by the launch of a second HMC channel to create HMC 1 and HMC 2. That complemented the local blockbusters on Movie 1 and the international selections on Movie 2.

I-CABLE SPORTS

The year saw the sweep by i-CABLE Sports of the world’s biggest sports events up to 2012. Among these are the UEFA Champions League and UEFA Cup soccer tournaments from the 2009 soccer season onwards, 2010 FIFA World Cup in South Africa, the 2010 Winter Olympics in Vancouver and the 2012 Olympics in London.

In addition, the new exclusive Internet and mobile platform exhibition broadcast rights in Hong Kong for the Beijing 2008 Olympic Games awarded to the Group, meanwhile, will enable us to break terrestrial television’s hitherto dominance over Olympics broadcasting.

Our all-rounded sports platform excelled through the year. Highlights included the debut in January of PGA Tour to showcase the most competitive tour for professional golf in the world, the French Open in May wooed tennis enthusiasts, while soccer lovers were treated to top soccer actions from around the world.

16 i-CABLE Communications Limited Annual Report 2007

CABLE TV was also active in the local sports scene. As the official broadcaster of the Euro Asia Snooker Master Challenge 2007, a world-class event celebrating the 10th anniversary of the establishment of the HKSAR, we thrilled local fans of the sport with our live coverage from the venue at the Queen Elizabeth Stadium over four days.

Developments in 2007 have reaffirmed the leadership of our sports platform and its long-term commitment towards maintaining top-rated sports programme offerings to serve the wide spectrum of viewer interests.

I-CABLE NEWS

Our popular and authoritative news platform was further refined during the period with new programming and channel lineups. Most notably, the Finance Info Channel was transformed into a specialised channel dedicated to finance news coverage on all market trading days to serve Hong Kong’s increasingly sophisticated investors and a more financial-conscious public.

During the year, a number of our public affairs and information programmes have reached new milestones. The Allen Lee Show, first launched in November 2000, celebrated its 300th production in October 2007; while Property Outlook celebrated its 10th anniversary in April.

Despite new competition from other operators in the market, i-CABLE News continued to be the prime choice for viewers, as was confirmed by independent survey in 2007, which placed our news channel among the top media of Hong Kong, with viewer figures comparable to those of the territory’s most popular printed media.

i-CABLE News reporter Lui Ping-Kuen reporting live during the snowstorm in Central China.

i-CABLE Communications Limited Annual Report 2007 17

BUSINESS REVIEW

The achievement of our news team was further affirmed by the prestigious awards they received from different organisations during the year, recognising the efforts of the team members, and the quality of their coverage and production in a wide range of subjects.

SUNDREAM MUSIC

Taking advantage of our production and artiste training expertise, multiple media platforms and the vast Greater China market potential, the Group added a music arm to its business during the year.

The new Sundream Music not only develops new talent for the music industry, it also supports the programming on CABLE TV and caters to the needs of the Group’s movie business as well.

To this end, a talent quest organised by Sundream Music drew over 1,000 high quality aspirants. The final was well attended by top-notched musicians as guest performers and judges. The success of this debut event helped to establish the Group’s presence in the local music scene.

The company also invests in and produces concerts, both in Hong Kong and in the Mainland, with at least two major concerts lined up in early 2008.

SUNDREAM MOTION PICTURES

Sundream’s production projects are well on track and have injected much-needed life to the local film industry.

Five of the movies released by Sundream to-date have, among them, won a total of 35 nominations to the 26th Hong Kong Film Awards, the 12th Golden Bauhinia

Sundream’s award-winning film “Eye in the Sky”

18 i-CABLE Communications Limited Annual Report 2007

Awards, the 16th Rooster Awards and the 44th Golden Horse Awards. They also won various awards, including the Most Recommended Film of the Year and Best Film, respectively for Eye in the Sky and A Battle of Wits.

Sundream has lined up 15 movies for release in 2008. Half of those are made for Sundream and include five projects which are already in post-production. Imported Hollywood and Korean movies round up the distribution list. A mega movie, Three Kingdoms: The Resurrection of the Dragon, will be released in Hong Kong in early April.

I-CABLE DISTRIBUTION

In the period, the Group continued to make aggressive expansion in its international distribution network, with new programme licensing arrangements and channel landings made in markets around the world, including the Mainland, New Zealand, Malaysia, Singapore, Vietnam, Thailand, Taiwan, Japan, the United States and Canada.

i-CABLE’s Chinese entertainment news made its entrance to the Mainland market in 2007, and is now available to audience through major broadcasters in Fujian, Guangzhou, Shanghai, Guizhou, Jiangsu and Beijing.

Our distribution is also being expanded to new media platforms such as mobile services and the Internet, with new distribution agreements with partners from Japan, Taiwan and the Mainland.

Channel distribution also did well. The i-CABLE News Channel and the i-CABLE Chinese Entertainment News Channel were launched in the United States in September through an IPTV platform. The Horizon Channel has further established its recognition and influence in both the Mainland and overseas markets in 2007.

Hong Kong evergreen singer Jacky Cheung (right) chats to i-CABLE Entertainment’s Luk Ho Ming in a Cable Entertainment News Channel programme.

Strength

The Group’s strength in production, programming, operation and marketing, firmly established over the past 15 years, has become the foundation of our leadership position.

CORPORATE AND COMMUNITY AFFAIRS

i-CABLE’s highly-motivated staff delivered another year of impressive performance in a challenging operating environment under our pay-for-performance culture in which we nurture a team of professionals and inspired talents to work together to drive business growth and development.

The Group had a total of 2,907 employees at the end of 2007 (2006: 3,016). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$736 million (2006: HK$828 million) in a streamlined establishment for optimal efficiency.

The Group has always strived to contribute to the community. As one of Hong Kong’s 160 Caring Companies, we were awarded the “5 Consecutive Years Logo Award” by the Hong Kong Council of Social Service in 2007 in recognition of our continuous commitment in corporate social responsibility.

The Group’s volunteer team kept up their enthusiasm throughout the year, organising various outreaching activities to help the underprivileged. Meanwhile, the Group turned out in force to take part in territory-wide charitable events such as the Walk for Millions.

As one of the most influential media in the territory, the Group is committed to using this unique strength to bring about positive change to society. For example, we have leveraged on the popularity of our movie platform to mobilise movie lovers through 2007 to make charitable donations in a campaign entitled Vista of Joy.

We will continue to look for opportunities to discharge the responsibilities of a good corporate citizen and will continue to support as well as encourage employees to participate in social welfare activities, both in their individual capacity as well as a representative of the Group.

i-CABLE executives and artistes turn out in force to support Community Chest’s Walk for Millions.

OUTLOOK

The Group will celebrate the 15th anniversary of service commencement in October 2008.

Our production and programming prowess, as well as operational and marketing expertise, firmly established over the past decade and a half, are hard to emulate. Their roles as the cornerstone of our subscriber loyalty are more clearly demonstrated as competition further heats up in the market.

We are committed to building for the future. On top of scaling up our local television and movie production, we have bagged the most prized sports events in the world: the UEFA Champions League and UEFA Cup tournaments, the FIFA World Cup and the Vancouver Winter Olympic Games in 2010 and the London Olympic Games in 2012.

These investments demonstrate our confidence in the Group’s continued business development and our revitalised products and services will put us in good stead to reach more new milestones as we celebrate our 15th anniversary.

Financial Review

25

FINANCIAL REVIEW

- REVIEW OF 2007 RESULTS

- SEGMENTAL INFORMATION

- LIQUIDITY AND FINANCIAL RESOURCES

- CONTINGENT LIABILITIES

- HUMAN RESOURCES

27 CORPORATE GOVERNANCE REPORT

32 REPORT OF THE DIRECTORS

44 INDEPENDENT AUDITOR’S REPORT

45 CONSOLIDATED PROFIT AND LOSS ACCOUNT

46 CONSOLIDATED BALANCE SHEET

47 COMPANY BALANCE SHEET

48 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

50 STATEMENT OF CHANGES IN EQUITY

51 CONSOLIDATED CASH FLOW STATEMENT

52 NOTES TO THE FINANCIAL STATEMENTS

93 FIVE-YEAR FINANCIAL SUMMARY

Financial Review

(A)	Review of 2007 Results

The Group accelerated the growth of its Pay TV subscriber base with enhanced programming and marketing strategies but preferred revenue and profitability preservation over market share for its Internet & Multimedia business.

Consolidated turnover decreased by HK$244 million or 10% to HK$2,304 million.

Successfully establishing a lower cost base to adjust to the new competitive environment, operating costs before depreciation decreased by 8% to HK$1,759 million. Programming costs decreased by 5% to HK$950 million, network and other operating costs decreased by 7% to HK$419 million, while selling, general and administrative expenses decreased by 16% to HK$390 million.

Earnings before interest, tax, depreciation and amortisation or EBITDA decreased by 13% to HK$545 million.

Depreciation decreased by 14% to HK$367 million due to lower depreciation charges on network assets and customer premises equipment following the expiry of their depreciation cycle.

Profit from operations decreased by HK$20 million or 10% to HK$178 million.

Net profit after HK$17 million of income tax expenses for the year increased by 1% to HK$183 million.

Basic and diluted earnings per share were 9.0 cents as compared to 9.0 cents in 2006.

(B)	Segmental Information

Pay Television

Subscribers increased by 96,000 or 12% year-on-year to 882,000. Turnover decreased by HK$300 million to HK$1,595 million. Operating costs after depreciation decreased by 14% to HK$1,417 million primarily due to the aforementioned decrease in programming, network operating and selling costs. Operating profit decreased by 28% to HK$179 million.

Internet & Multimedia

Broadband subscribers decreased by 22,000 or 7% year-on-year to 306,000. Turnover was little changed at HK$588 million. Operating costs after depreciation decreased by 13% to HK$407 million. Operating profit reported a record high HK$180 million as compared to HK$129 million a year ago.

(C)	Liquidity and Financial Resources

Net cash inflow reached HK$56 million after financial investments. After dividend payment of HK$172 million, net cash balance increased to HK$642 million at December 31, 2007, as compared to HK$586 million a year ago.

The consolidated net assets value of the Group as at December 31, 2007 was HK$2,271 million or HK$1.1 per share. At December 31, 2007, the Group had property, plant and equipment of net book value of approximately HK$594,000 (December 31, 2006: HK$848,000) held under finance lease contract.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$175 million as compared to HK$200 million last year. Major items included further network upgrade and expansion, investment in information systems, television production facilities and leasehold buildings.

The Group is comfortable with its present financial and liquidity position. Further capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$32 million which remained unutilised as of December 31, 2007.

i-CABLE Communications Limited Annual Report 2007 25

Financial Review (continued)

(D)	Contingent Liabilities

At December 31, 2007, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities provided by banks up to HK$199 million, of which HK$167 million had been utilised by the subsidiaries.

(E)	Human Resources

The Group had a total of 2,907 employees at the end of 2007 (2006: 3,016). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$736 million (2006: HK$828 million).

With pay for performance culture linking remuneration and reward to Group performance, we nurture a team of professionals and inspired talents to work together and support our growth and development.

The Group has always strived to contribute to the local communities. Being one of the Caring Companies, we were awarded the

“5 Consecutive Years Logo Award” by the Hong Kong Council of Social Service in recognition of our continuous commitment in corporate social responsibility. The Group will continue to support and encourage employees to participate in social welfare activities.

26	i-CABLE Communications Limited Annual Report 2007

Corporate Governance Report

(A)	CORPORATE GOVERNANCE PRACTICES

During the financial year ended December 31, 2007, all the code provisions set out in the Code on Corporate Governance Practices in Appendix 14 (the “Code”) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited were met by the Company, with the exception of one deviation as set out under section (D) below. The application of the relevant principles, and the reasons for the abovementioned deviation from a Code provision, are stated in the following sections.

(B)	DIRECTORS’ SECURITIES TRANSACTIONS

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors of the Company who were in office during the financial year ended December 31, 2007, they have confirmed that they have complied with the Model Code during the financial year.

(C)	BOARD OF DIRECTORS

(i)	Composition of the Board, number of Board meetings and Directors’ attendance

The Company’s Board has a balance of skills and experience and a balanced composition of experience and executive and non-executive directors. Five Board meetings were held during the financial year ended December 31, 2007. The composition of the Board and attendance of the Directors are set out below:

Directors	Attendance at Meetings
Chairman and Chief Executive Officer
Mr. Stephen T. H. Ng	5

Chief Financial Officer
Mr. William J. H. Kwan (appointed on February 1, 2007)	4

Non-executive Director
Mr. Peter S. O. Mak	5

Independent Non-executive Directors
Mr. Fa Kuang Hu, GBS, CBE, JP (retired on May 17, 2007)	2
Dr. Dennis T. L. Sun, BBS, JP	5
Sir Gordon Y. S. Wu, GBS, KCMG, FICE	1
Mr. Patrick Y. W. Wu (appointed on May 17, 2007)	2
Mr. Anthony K. K. Yeung, JP	3

Each Director of the Company has been appointed on the strength of his calibre, experience and stature, and his potential to contribute to the proper guidance of the Group and its businesses. Apart from formal meetings, matters requiring board approval were arranged by means of circulation of written resolutions.

(ii)	Operation of the Board

The Company is headed by an effective Board which takes decisions objectively in the interests of the Company. The Company’s management has closely monitored changes to regulations that affect its corporate affairs and businesses, and changes to accounting standards, and adopted appropriate reporting format in its interim report, annual report and other related documents to present a balanced, clear and comprehensible assessment of the Group’s performance, position and prospects. Where these changes are pertinent to the Company or Directors’ disclosure obligations, the Directors are either briefed during Board meetings or issued with regular updates and materials to keep them abreast of their responsibilities and of the conduct, business activities and development of the Group. Newly appointed Directors receive briefings and orientation on their legal and other responsibilities as a Director and the role of the Board. The Company has also provided appropriate information in a timely manner to the Directors to enable them to make an informed decision and to discharge their duties and responsibilities as Directors of the Company.

There is a clear division of responsibilities between the Board and the management. Decisions on important matters are specifically reserved to the Board while decisions on the Group’s general operations are delegated to the management. Important matters include those affecting the Group’s strategic policies, major investment and funding decisions and major commitments relating to the Group’s operations.

i-CABLE Communications Limited Annual Report 2007 27

Corporate Governance Report (continued)

(D)	CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Stephen T. H. Ng serves as the Chairman and Chief Executive Officer of the Company. This is a deviation from the Code provision with respect to the roles of Chairman and Chief Executive Officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial number thereof being independent Non-executive Directors.

(E)	NON-EXECUTIVE DIRECTORS

All those existing Directors of the Company who do not hold any executive office of the Company have their respective terms of appointment coming to an end normally three years after their appointment to the Board or (in the case of Directors who were reelected to the Board at previous Annual General Meetings) their last re-election as Directors.

(F)	REMUNERATION OF DIRECTORS

The Company has set up a Compensation Committee consisting of two independent Non-executive Directors.

One Compensation Committee meeting was held during the financial year ended December 31, 2007. Attendance of the Members is set out below:

Members	Attendance at Meeting
Mr. Anthony K. K. Yeung, JP, Chairman (elected Chairman on May 17, 2007)	1
Mr. Fa Kuang Hu, GBS, CBE, JP (retired on May 17, 2007)	0
Dr. Dennis T. L. Sun, BBS, JP	1

The terms of reference of the Compensation Committee are aligned with the provisions set out in the Code. Given below are the main duties of the Compensation Committee:

(a)	to consider the Company’s policy and structure for all remuneration of Directors and senior management;

(b)	to determine the specific remuneration packages of all executive Directors and senior management;

(c)	to review performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time;

(d)	to review the compensation payable to executive Directors and senior management in connection with any loss or termination of their office or appointment; and

(e)	to review compensation arrangements relating to dismissal or removal of Directors for misconduct.

The work performed by the Compensation Committee for the financial year ended December 31, 2007 is summarised below:

(a)	review of the Company’s policy and structure for all remuneration of Directors and senior management;

(b)	consideration of the emoluments for all Directors and senior management; and

(c)	review of the level of fees for Directors and Audit Committee Members.

The basis of determining the emoluments payable to its Directors and senior management by the Company is by reference to the level of emoluments normally paid by a listed company in Hong Kong to directors and senior executives of comparable calibre and job responsibilities so as to ensure a fair and competitive remuneration package as is fit and appropriate. The basis of determining the Directors’ fees and the Audit Committee Members’ fees, currently at the rate of HK$60,000 per annum per Director, payable to Directors of the Company, and the Audit Committee Members’ fees, currently at the rate of HK$20,000 per annum per Member, payable to those Directors of the Company who are also Members of the Audit Committee of the Company is by reference to the level of fees of similar nature normally paid by a listed company in Hong Kong to its directors.

28	i-CABLE Communications Limited Annual Report 2007

(G)	NOMINATION OF DIRECTORS

The Company does not have a nomination committee as the role and function of such committee are performed by the Board.

The Board is responsible for the formulation of nomination policies, making recommendations to Shareholders on Directors standing for re-election, providing sufficient biographical details of Directors to enable Shareholders to make an informed decision on the re-election, and where necessary, nominating Directors to fill casual vacancies. The Chairman from time to time reviews the composition of the Board with particular regard to ensuring that there is an appropriate number of Directors on the Board independent of management. He also identifies and nominates qualified individuals for appointment as new Directors of the Company. New Directors of the Company will be appointed by the Board. Any and all new Directors are subject to retirement from the Board at the Annual General Meeting of the Company immediately following his or her appointment and may stand for re-election at the Annual General Meeting.

(H)	AUDITORS’ REMUNERATION

The fees in relation to the audit and other services for the year 2007 provided by KPMG, the external auditors of the Company, amounted to HK$5,054,000 and HK$350,000 respectively.

(I)	AUDIT COMMITTEE

All the Members of the Audit Committee of the Company are appointed from the independent Non-executive Directors.

All Members have sufficient experience in reviewing audited financial statements as aided by the auditors of the Group whenever required.

Two Audit Committee meetings were held during the financial year ended December 31, 2007. Attendance of the Members is set out below:

Members	Attendance at Meetings
Mr. Anthony K. K. Yeung, JP, Chairman (elected Chairman on May 17, 2007)	2
Mr. Fa Kuang Hu, GBS, CBE, JP (retired on May 17, 2007)	1
Dr. Dennis T. L. Sun, BBS, JP	1
Mr. Patrick Y. W. Wu (appointed on May 17, 2007)	1

(i)	The terms of reference of the Audit Committee are aligned with the recommendations set out in “A Guide for Effective Audit Committees” issued by the Hong Kong Institute of Certified Public Accountants. Given below are the main duties of the Audit Committee:

(a)	to consider the appointment of the external auditors and any questions of resignation or dismissal;

(b)	to discuss with the external auditors before the audit commences, the nature and scope of the audit;

(c)	to review the half-year and annual financial statements before submission to the Board, focusing particularly on:

(1)	any changes in accounting policies and practices;

(2)	major judgmental areas;

(3)	significant adjustments resulting from the audit;

(4)	the going concern assumption;

(5)	compliance with accounting standards; and

(6)	compliance with stock exchange listing rules and legal requirements in relation to financial reporting;

i-CABLE Communications Limited Annual Report 2007 29

Corporate Governance Report (continued)

(I)	AUDIT COMMITTEE (continued)

(d)	to discuss findings and reservations (if any) arising from the audits, and any matters the external auditors may wish to discuss (in the absence of management where necessary); and

(e)	to review the audit programme of the internal audit function.

(ii)	The work performed by the Audit Committee for the financial year ended December 31, 2007 is summarised below:

(a)	approval of the remuneration and terms of engagement of the external auditors;

(b)	review of the external auditors’ independence and objectivity and the effectiveness of audit process in accordance with applicable standards;

(c)	review of the half-year and annual financial statements before submission to the Board, with particular consideration of the points mentioned in paragraph (i)(c) above regarding the duties of the Audit Committee;

(d)	discussion with the external auditors before the audit commences, the nature and scope of the audit;

(e)	review of the audit programme of the internal audit function;

(f)	review of the Group’s financial controls, internal control and risk management systems; and

(g)	meeting with the external auditors without executive Board members present.

(J)	INTERNAL CONTROL

The Directors are ultimately responsible for the internal control system of the Group and, through the Audit Committee, have reviewed the effectiveness of the system. The internal control system comprises a well-defined organisational structure with specified limits of authority in place. Areas of responsibility of each business and operational units are also clearly defined to ensure effective checks and balances.

Procedures have been designed for safeguarding assets against unauthorised use or disposition, maintenance of proper accounting records, assurance of the reliability of financial information for internal use or publication and compliance with relevant legislation and regulations. Such procedures are designed to manage risks of failure in operational systems and can provide reasonable assurance against material errors, losses or fraud.

The internal audit function monitors compliance with policies and standards and the effectiveness of internal control structures across the whole Group. The head of Internal Audit Department reports to the Audit Committee. A full set of internal audit reports will also be provided to the external auditors.

A review of the effectiveness of the Group’s internal control system and procedures covering all controls, including financial, operational and compliance and risk management, was conducted by the Audit Committee and subsequently reported to the Board during the financial year ended December 31, 2007. Based on the result of the review, in respect of the financial year ended December 31, 2007, the Directors considered that the internal control system and procedures of the Group were effective and adequate.

30	i-CABLE Communications Limited Annual Report 2007

(K)	DIRECTORS’ RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Directors are responsible for overseeing the preparation of financial statements for the financial year ended December 31, 2007, which give a true and fair view of the affairs of the Company and of the Group and of the Group’s results and cash flow for the year then ended and in compliance with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Listing Rules.

In preparing the financial statements for the financial year ended December 31, 2007:

(i)	appropriate accounting policies are selected, applied consistently and in accordance with the Hong Kong Financial Reporting Standards;

(ii)	prudent and reasonable judgements and estimates are made; and

(iii)	the reasons for any significant departure from applicable accounting standards are stated, if applicable.

(L)	COMMUNICATION WITH SHAREHOLDERS

The Group uses several formal channels to ensure fair disclosure and comprehensive and transparent reporting of its performances and activities. Annual and interim reports are printed and sent to all Shareholders. Press releases are posted on the Company’s corporate website www.i-cablecomm.com. The Company’s website provides email address, postal address, fax number and telephone number by which enquiries may be put to the Company’s Board. Constantly being updated in a timely manner, the website also contains a wide range of additional information on the Group’s business activities. As a standard part of the investor relations programme to maintain a constant dialogue on the Group’s performance and objectives, senior executives hold regular briefings and attend conferences with institutional investors and financial analysts.

The Company encourages its shareholders to attend Annual General Meetings to ensure a high level of accountability and to stay informed of the Group’s strategy and goals.

The Company keeps Shareholders informed of the procedure for voting by poll in all circulars to Shareholders which are from time to time despatched to Shareholders together with notices of general meetings of the Company.

(M)	SHAREHOLDERS’ RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

Pursuant to the Hong Kong Companies Ordinance, on requisition by one or more Shareholders in aggregate holding not less than 5% of the paid-up capital of the Company carrying the right to vote at general meetings, the Directors of the Company must convene an extraordinary general meeting.

i-CABLE Communications Limited Annual Report 2007 31

Report of the Directors

The Directors have pleasure in submitting their Report and the Audited Financial Statements for the financial year ended December 31, 2007.

PRINCIPAL ACTIVITIES AND TRADING OPERATIONS

The principal activity of the Company is investment holding and those of its subsidiaries which principally affected the results, assets or liabilities of the Group are set out in Note 18 to the Financial Statements on pages 75 and 76.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit (before borrowing costs) were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 4 to the Financial Statements on pages 65 and 66.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the financial year ended December 31, 2007 are set out in the Consolidated Profit and Loss Account on page 45.

Appropriations of profits and movements in reserves during the financial year are set out in the Consolidated Statements of Changes in Equity on pages 48 and 49.

DIVIDENDS

An interim dividend of 3.5 cents per share was paid on October 9, 2007. The Directors now recommend the payment on May 30, 2008 of a final dividend of 5.0 cents per share in respect of the financial year ended December 31, 2007, payable to Shareholders on record as at May 23, 2008. This recommendation has been disclosed in the Financial Statements.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during the financial year are set out in Note 13 to the Financial Statements on pages 72 and 73.

DONATIONS

The Group made donations during the financial year totalling HK$32,000.

DIRECTORS

The Directors of the Company during the financial year were Mr. Stephen T. H. Ng, Mr. William J. H. Kwan (appointed on February 1, 2007), Mr. Peter S. O. Mak, Mr. F. K. Hu (retired on May 17, 2007), Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu, Mr. Patrick Y. W. Wu (appointed on May 17, 2007) and Mr. Anthony K. K. Yeung.

Mr. Patrick Y. W. Wu, being appointed as Director of the Company after the last Annual General Meeting, is due to retire from the Board in accordance with Article 78 of the Company’s Article of Association, and Sir Gordon Y. S. Wu and Mr. Anthony K. K. Yeung will also retire from the Board, at the forthcoming Annual General Meeting. Sir Gordon Y. S. Wu has decided not to stand for re-election. The other Directors, being eligible, offer themselves for re-election. None of the retiring Directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

INTERESTS IN CONTRACTS

No contract of significance in relation to the Company’s business to which the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

32	i-CABLE Communications Limited Annual Report 2007

MANAGEMENT CONTRACTS

There was in existence during the year ended December 31, 2007 a management services agreement dated November 1, 1999 with Wharf Limited (a wholly-owned subsidiary of The Wharf (Holdings) Limited (“Wharf”)), as revised by two supplemental agreements, whereby Wharf Limited agreed to continue to provide or procure the provision of services including corporate secretarial services, treasury services, provision of management personnel and other general corporate services to the Group for a term expiring on December 31, 2009. Mr. Stephen T. H. Ng and Mr. Peter S. O. Mak were directors of Wharf and/or its wholly-owned subsidiaries and are accordingly regarded as interested in the said agreement.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the financial year was the Company, its subsidiaries or its ultimate holding company or any subsidiary of that ultimate holding company a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception that there existed certain outstanding options to subscribe for ordinary shares of the Company granted under the Company’s Share Option Scheme (the “Share Scheme”) to certain executives/employees of companies respectively in the Group, one or more of whom was/were Director(s) of the Company during the financial year.

Under the rules of the Share Scheme (subject to any such restrictions or alterations as may be prescribed or provided under the Listing Rules from time to time in force), shares of the Company would be issued at such prices, not being less than 80% of the Company’s average closing price on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the board of directors of the Company. During the financial year, no share of the Company was issued to any Director of the Company under the Share Scheme.

PURCHASE, SALE OR REDEMPTION OF SHARES

Set out below are particulars of repurchases by the Company of its own ordinary shares made on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) during the financial year:

Month of repurchase	Total number of shares repurchased	Highest price paid per share (HK$)	Lowest price paid per share (HK$)	Total price paid (HK$)
November 2007	1,249,000	1.64	1.57	1,996,670
December 2007	2,859,000	1.61	1.52	4,477,130

	4,108,000			6,473,800

The above repurchases were made for the purpose of achieving an increase in the consolidated net asset value and/or earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

AUDITORS

The Financial Statements now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board

Wilson W. S. Chan

Company Secretary

Hong Kong, March 10, 2008

i-CABLE Communications Limited Annual Report 2007 33

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION

(A)	BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGERS ETC.

(I)	Directors

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 55)

Mr. Ng became Chairman of the Company in August 2001. He has been Director and Chief Executive Officer since 1999 and formerly was the Deputy Chairman of the Company. He is also the deputy chairman and managing director of the Company’s holding company, namely, The Wharf (Holdings) Limited (“Wharf”), the deputy chairman of Wheelock and Company Limited (“Wheelock”), a director of Joyce Boutique Holdings Limited and became its chairman since 2007, the chairman of Modern Terminals Limited, and the chairman and chief executive officer of Wharf T&T Limited (“WTT”). He serves as a member of the General Committee of the Hong Kong General Chamber of Commerce.

William J. H. Kwan, Director and Chief Financial Officer (Age: 44)

Mr. Kwan was appointed a Director of the Company in February 2007. He joined Hong Kong Cable Television Limited (“HKC”) in January 1994 and had been Director – Corporate Development of HKC since 2002. He was appointed Chief Financial Officer of the Company effective from January 1, 2006.

Peter S. O. Mak, Director (Age: 59)

Mr. Mak has been a Director of the Company since August 2006. He is an executive director of Wharf Limited, responsible for overseeing the corporate management functions including corporate planning, investor relations, legal, group accounts, audit and insurance of Wharf. He is also a director of Modern Terminals Limited, which is a major subsidiary of Wharf, a director of WTT, and certain other subsidiaries of Wharf. Prior to joining Wharf, Mr. Mak held directorship in CITIC Pacific Limited, a Hang Seng Index constituent company. His experience includes managing large-scale capital and infrastructure portfolios, real estate investments, shipping and leasing. Mr. Mak holds a Bachelor of Arts degree from The University of Hong Kong.

Dennis T. L. Sun, BBS, JP, Director (Age: 57)

Dr. Sun has been an independent Non-executive Director of the Company since 2001. He also serves as a member and the chairman of the Company’s Related Party Transactions Committee and a member of each of the Audit Committee and Compensation Committee. He is the chairman and managing director of publicly-listed China Hong Kong Photo Products Holdings Limited. Furthermore, he is the deputy chairman of the Hong Kong Management Association and a council member of The City University of Hong Kong. He was also the vice patron of the Community Chest of Hong Kong from 1999 to 2007. He is the honorary chairman of the Hong Kong Photo Marketing Association, the life honorary advisor of the Photographic Society of Hong Kong and the foundation member of the China Charity Foundation. He was awarded the Bronze Bauhinia Star in 1999 and appointed as a Justice of the Peace in 2002.

Dr. Sun holds a Bachelor’s degree in Pharmacy from University of Oklahoma, USA and a Degree of Doctor of Philosophy in Business Administration from Southern California University for Professional Studies.

Patrick Y. W. Wu, Director (Age: 55)

Mr. Wu was appointed as an independent Non-executive Director of the Company in May 2007. He also serves as a member of each of the Company’s Audit Committee and Related Party Transactions Committee. Mr. Wu is a vice president of American Appraisal Associates, Inc. (“AAA”) and the president & managing director of American Appraisal China Limited, AAA’s key operation in Asia. Mr. Wu has worked both in industry as a senior executive with extensive management experience and in private practice as a lawyer. Prior to joining AAA, he was a partner of an international law firm with particular responsibility for China trade advice. Mr. Wu was educated in Hong Kong and the United Kingdom. He graduated from the University of London in 1974 with a Bachelor’s Degree in Science, and obtained his Master of Business Administration Degree from the Cass Business School, City University in London in 1976. Mr. Wu is also an active member of various professional organisations, chambers of commerce and the business community in Hong Kong.

34	i-CABLE Communications Limited Annual Report 2007

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(A)	BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGERS ETC. (continued)

(I)	Directors (continued)

Gordon Y. S. Wu, GBS, KCMG, FICE, Director (Age: 72)

Sir Gordon Wu has been an independent Non-executive Director of the Company since 2001. He is the chairman as well as the founder of publicly-listed Hopewell Holdings Limited. He is also the chairman of publicly-listed Hopewell Highway Infrastructure Limited. He is active in civic and community services, and has received many awards and honours which include, inter alia, membership of Chinese People’s Political Consultative Conference, The People’s Republic of China since 1983, and Great Pearl River Delta Business Council since 2004.

Sir Gordon is also a stalwart supporter of his alma mater Princeton University, USA where he earned his Bachelor of Science in Engineering degree in 1958. He received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institute of Civil Engineers and Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. He was awarded the Gold Bauhinia Star in 2004.

Anthony K. K. Yeung, JP, Director (Age: 62)

Mr. Yeung has been an independent Non-executive Director of the Company since 2004. He also serves as a member and the chairman of each of the Company’s Audit Committee and Compensation Committee and a member of the Related Party Transactions Committee. He is the chairman of K K Yeung Management Consultants Ltd. and Wall Street Resources Ltd. Furthermore, he is a managing partner of K K Yeung Partnership, Certified Public Accountants (Practising). Mr. Yeung is also appointed as chairman of CityU Professional Services Limited.

Mr. Yeung is a Practising Certified Public Accountant in Hong Kong and senior member of the accountancy professions, i.e. Fellow, Chartered Institute of Management Accountants; Fellow, Chartered Association of Certified Accountants; Fellow, Chartered Institute of Secretaries and Administrators; Fellow, Hong Kong Institute of Certified Public Accountants and Taxation Institute of Hong Kong.

Mr. Yeung is the vice chairman of the Hong Kong General Chamber of Commerce and the chairman of the Management Consultancies Association of Hong Kong.

Mr. Yeung is also a council member of the Hong Kong Trade Development Council.

Furthermore, Mr. Yeung is a member of the Rehabilitation Advisory Committee, the Professional Services Development Assistance Scheme Vetting Committee and the Manpower Development Committee appointed by the Chief Executive of the Government of the HKSAR. Mr. Yeung is also a member of the Trade and Industry Advisory Board appointed by the Secretary for Commerce, Industry and Technology and a member of the Innovation and Technology Fund General Support Programme Vetting Committee appointed by the Secretary for Commerce, Industry and Technology.

Mr. Yeung is the chairman of the Hong Kong Trade and Industry Department’s Customer Liaison Group for Small and Medium Enterprises appointed by the Director-General of Trade and Industry.

Mr. Yeung is also a member of the Election Committee of the Government of the HKSAR.

In January 2005, Mr. Yeung was conferred “Grade of Knight of the Crown” by King Albert II of Belgians.

Notes:

(1)    Wheelock, Wharf and Wharf Communications Limited (“Wharf Communications”) (of which Mr. S. T. H. Ng is director) have interests in the share capital of the Company discloseable to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the “SFO”).

(2)    The Company confirms that it has received written confirmation from each of the Independent Non-executive Directors confirming their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange, and considers them independent.

i-CABLE Communications Limited Annual Report 2007 35

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(A)	BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGERS ETC. (continued)

(II)	Senior management

Stephen T. H. Ng, Chairman and Chief Executive Officer (Age: 55)

William J. H. Kwan, Director and Chief Financial Officer (Age: 44)

Ronald Y. C. Chiu, Executive Director – i-CABLE News Limited and i-CABLE Sports Limited (Age: 55)

Mr. Chiu joined Wharf Communications in 1991 as a member of the pre-licence consultant team. When HKC was awarded the licence in June 1993, Mr. Chiu was appointed Assistant News Controller and was instrumental in the launch of the first 24-hour Cantonese language News Channel in the world. Mr. Chiu was promoted to News Controller in 1994 and appointed as Vice President, News & Sports in 2002. He became an executive director of i-CABLE News Limited and i-CABLE Sports Limited in September 2005. Mr. Chiu is now responsible for operating channels of the Sports and News platform. Prior to joining HKC, Mr. Chiu held various senior news positions in the television industry. His experience spans from reporting, editing, news anchoring, to planning and execution of news coverage as well as management of news operation.

Vincent T. Y. Lam, Executive Director – i-CABLE Network Limited (Age: 57)

Mr. Lam joined Wharf Communications in 1992 as Vice President – Planning. In 1995, Mr. Lam was appointed chief operating officer of i-CABLE Network Limited (“iNL”) responsible for the rollout and deployment of cable network infrastructure in Hong Kong. In 2006, Mr. Lam became an executive director of iNL and HKC, responsible for strategic development and engineering, including technologies, services and regulatory development. Mr. Lam has over 20 years of experience in the telecommunications industry in the United States and Asia. Prior to joining Wharf Communications, Mr. Lam was general manager of business development in Asia for U.S. West International.

Benjamin W. S. Tong, Executive Director – HKC (Age: 58)

Mr. Tong joined HKC in 1995 to manage the Marketing and Sales Department in the Cable Operations Division. He was appointed Cable Multimedia Services Director in August 1999 to lead the development of the Group’s high-speed Internet access service. He became an executive director of HKC in 2006 to take overall charge of the company’s Pay TV and Broadband subscription services. Mr. Tong has over 20 years of marketing and sales experience in Hong Kong, Mainland China and Taiwan. Prior to joining HKC, Mr. Tong was marketing and sales director in Taiwan for American Express.

Siuming Y. M. Tsui (alias: Siuming Tsui), Executive Director – i-CABLE Entertainment Limited; Chief Operating Officer –i-CABLE Satellite Television Limited; President – Sundream Motion Pictures Limited (Age: 54)

Mr. Tsui joined HKC in July 2001 as Chief Operating Officer of i-CABLE Satellite Television Limited to develop satellite television business and programme production in Mainland China. Mr. Tsui was an executive director, Programming Services of HKC from 2003 to 2005. He became an executive director of i-CABLE Entertainment Limited in September 2005. Mr. Tsui was principally responsible for programme development, production, distribution and transmission of channels of entertainment platform. Mr. Tsui has extensive managerial and production experience in the media industry. Prior to joining HKC, he was chief executive officer of Sun TV Cyberworks Holdings Limited, senior vice president of Asia Television Limited and chief executive officer of Emperor Movie Group Limited.

Samuel C. C. Tsang, General Manager – Hong Kong Cable Enterprises Limited (Age: 51)

Mr. Tsang joined Wharf Communications in 1992 as marketing consultant to bid for the cable television licence in Hong Kong. In 1995, he was appointed Enterprises Director to take charge of international programme licensing and advertising sales for the station. He became chief operating officer of Hong Kong Cable Enterprises Limited (“HKCE”) when it was set up in 2000 to take over advertising sales of HKC. He became General Manager of both HKCE and Hong Kong Cable News Express Limited on March 1, 2005. Mr. Tsang has extensive experience in media and marketing, specialising in new business establishment in Mainland China and Hong Kong.

Simon K. K. Yu, Vice President, i-CABLE Network Operations Limited (Age: 53)

Mr. Yu joined the Wharf Group in 1987 and has held various administration and audit positions in the Wharf Group. He was appointed corporate controller-operations of Wharf Communications in 1992, responsible for operations, accounting, finance, control, administration and personnel. In 1996, Mr. Yu was appointed Administration and Audit Director of HKC. He became Vice President – i-CABLE Network Operations Limited (formerly known as i-CABLE WebServe Limited) in 2006 to take charge of operations of the company’s HFC & MMDS networks.

36	i-CABLE Communications Limited Annual Report 2007

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(A)	BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGERS ETC. (continued)

(II)	Senior management (continued)

Garmen K. Y. Chan, Vice President – External Affairs (Age: 54)

Mr. Chan joined HKC in 1995 as external affairs director. He is responsible for formulating and implementing regulatory and external affairs strategies and action plans for the Group. Mr. Chan came from a diverse media background in Hong Kong, having held key positions in English newspapers and local television stations. Mr. Chan was a media consultant prior to joining HKC.

David C. T. Wong, Vice President – i-CABLE Enterprises Limited (Age: 54)

Mr. Wong joined the Group in May 2004 as Vice President of i-CABLE Enterprises Limited. He is responsible for formulating and implementing strategies for the Group in opening up cross-media business opportunities. Mr. Wong had over 20 years of journalistic experience and held various senior editorial and managerial positions in the Sing Tao Newspapers Group. Prior to joining the Group, Mr. Wong was Director-General of the Hong Kong Press Council – a self-regulatory body to promote professional ethics of the newspaper industry.

Felix W. K. Yip, Vice President – Human Resources & Administration (Age: 49)

Mr. Yip joined the Group in February 2005 as Vice President – Human Resources, Administration and Audit. He has a successful track record in Human Resources and Administration. He started his professional career with the Dairy Farm Group of companies. He next spent ten years in various positions with San Miguel Brewing International Limited, where he last held the position of General Manager – Human Resources & Administration, China Business Operations.

(B)	DIRECTORS’ INTERESTS IN SHARES

At December 31, 2007, Directors of the Company had the following beneficial interests, all being long positions, in the ordinary shares of the Company, of its parent company, namely, Wharf, and Wharf’s parent company, namely, Wheelock, and the percentages which the shares represented to the issued share capitals of the Company, Wheelock and Wharf respectively are also set out below:

	No. of shares (Percentage of issued capital)	Nature of interest
The Company Mr. Stephen T. H. Ng	1,065,005 (0.0528)%	Personal interest

Wheelock Mr. Stephen T. H. Ng	300,000 (0.0148)%	Personal interest

Wharf Mr. Stephen T. H. Ng (Note)	650,057 (0.0266)%	Personal interest

Note:	Subsequent to the financial year end, Mr. Stephen T. H. Ng fully subscribed for his pro rata rights entitlements under a 1-for-8 rights issue by Wharf and he was accordingly allotted 81,257 shares of Wharf on January 16, 2008. Consequently, Mr. Ng was interested in 731,314 shares of Wharf following such allotment.

i-CABLE Communications Limited Annual Report 2007 37

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(B)	DIRECTORS’ INTERESTS IN SHARES (continued)

Set out below are particulars of interests (all being personal interests) in options to subscribe for ordinary shares of the Company granted under the Share Option Scheme of the Company held by Directors of the Company during the financial year (no movement in such options recorded during the year):

Name of Director	Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding throughout the year	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)

Mr. Stephen T. H. Ng	08/02/2000	1,500,000	01/04/2001 to 31/12/2009	10.49	10
Mr. William J. H. Kwan (appointed on February 1, 2007)	08/02/2000	260,000	01/04/2001 to 31/12/2009	10.49	10

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the SFO in respect of information required to be notified to the Company and the Stock Exchange by the Directors and/or Chief Executive of the Company pursuant to the SFO or to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), there were no interests, both long and short positions, held during the financial year by any of the Directors or Chief Executive of the Company in shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), nor had there been any exercises during the financial year of any rights to subscribe for any shares, underlying shares or debentures of the Company.

(C)	SUBSTANTIAL SHAREHOLDERS’ INTERESTS

Given below are the names of all parties which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company as at December 31, 2007, the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at that date as recorded in the register kept by the Company under section 336 of the SFO (the “Register”) and the percentages which the shares represented to the issued share capital of the Company:

Names	No. of ordinary shares (Percentage of issued capital)
(i) Wharf Communications Limited	1,480,505,171 (73.41)%
(ii) The Wharf (Holdings) Limited	1,480,505,171 (73.41)%
(iii) WF Investment Partners Limited	1,480,505,171 (73.41)%
(iv) Wheelock and Company Limited	1,481,442,626 (73.46)%
(v) HSBC Trustee (Guernsey) Limited	1,481,442,626 (73.46)%
(vi) Marathon Asset Management Limited	121,332,000 (6.02)%
(vii) Matthews International Capital Management, LLC	141,739,000 (7.03)%

Note:	For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (v) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv) and (iv) in (v).

All the interests stated above represented long positions and as at December 31, 2007, there were no short position interests recorded in the Register.

38	i-CABLE Communications Limited Annual Report 2007

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(D)	RETIREMENT SCHEME AND MANDATORY PROVIDENT FUND

The principal retirement scheme operated by the Group is a defined contribution retirement scheme for its employees, established under a trust deed. Other fellow subsidiaries of the Group also participate in the scheme.

The scheme is funded by contributions from employees and employers. The employees and employers contribute respectively to the scheme sums which represent percentages of the employees’ salaries as defined under the trust deed. Forfeited contributions may be utilised by the employers to reduce contributions.

The Group’s principal retirement scheme is closed to new employees joining after October 1, 2000 while existing members of the scheme can continue to accrue future benefits.

Employees joining after October 1, 2000 will participate in the Mandatory Provident Fund (“MPF”) with terms as stipulated by the MPF Authority. The Group will also provide voluntary top-up benefits to employees receiving a monthly basic salary exceeding HK$20,000 which is the relevant income cap as stipulated by the MPF Ordinance.

The Group’s retirement scheme costs before capitalisation and charged to the profit and loss account during the year ended December 31, 2007 amounted to HK$17,000,277 (2006: HK$19,025,015) which were incurred after utilisation of forfeitures to reduce the Group’s contributions of HK$2,150,574 (2006: HK$2,022,123).

Note:	The total employers’ cost in respect of the retirement scheme of the Group, including the cost related to the MPF which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2007 amounted to HK$30,992,442 (2006: HK$33,436,633).

(E)	SHARE OPTION SCHEME (THE “SCHEME”) OF THE COMPANY

(I)	Summary of the Scheme

(a)	Purpose of the Scheme:

To recognise employees’ effort and contributions to the Group’s successful business achievements.

(b)	Participants of the Scheme:

Any employee in the full time employment of the Group and any Executive Director of the Group approved by the Board of Directors.

(c) (i)	Total number of ordinary shares of HK$1 each in the capital of the Company (the “Shares”) available for issue under the Scheme as at December 31, 2007:

196,444,840

(ii) Percentage of the issued share capital that it represents as at December 31, 2007:

9.74%

(d)	Maximum entitlement of each participant under the Scheme as at December 31, 2007:

No option may be granted to any one employee which if exercised in full would result in the total number of Shares already issued and issuable to him under all the options previously granted to him and of Shares issuable to that employee under the proposed option exceeding 25% of the maximum aggregate number of Shares in the capital of the Company in respect of which options may at that time be granted under the Scheme.

(e)	Period within which the Shares must be taken up under an option:

Employees Share Option Plan (“ESOP”)

For ESOP 1                 :         From April 1, 2001 to December 31, 2009.

i-CABLE Communications Limited Annual Report 2007 39

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(E)	SHARE OPTION SCHEME (THE “SCHEME”) OF THE COMPANY (continued)

(I)	Summary of the Scheme (continued)

(f)	Minimum period for which an option must be held before it can be exercised:

For ESOP 1:

(i)	The first 20% of the entitlement – on or after April 1, 2001;

(ii)	The next 40% of the entitlement – on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$2,300 million; and

(iii)	The remaining 40% entitlement – on or after the date on which it is announced that the Company’s audited consolidated revenue in the preceding financial year has exceeded HK$3,900 million.

(g)	(i) Price payable on application or acceptance of the option:

HK$10

(ii)	The period within which payments or calls must or may be made or loans of such purposes must be repaid:

28 days after the offer date of an option.

(h)	Basis of determining the exercise price:

Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i)	the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and

(ii)	the average closing price of the Shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

(i)	the remaining life of the Scheme:

2 years

40	i-CABLE Communications Limited Annual Report 2007

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(E)	SHARE OPTION SCHEME (THE “SCHEME”) OF THE COMPANY (continued)

(II)	Details of share options granted

Details of share options granted to two Directors of the Company are set out in section (B) above.

Set out below are particulars and movements during the financial year of the Company’s outstanding share options which were granted to approximately 70 employees (two of them being Directors of the Company during the year), all working under employment contracts that are regarded as “continuous contracts” for the purposes of the Employment Ordinance and are participants with options not exceeding the respective individual limits:

Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding as at January 1, 2007	No. of ordinary shares represented by options lapsed during the financial year	No. of ordinary shares represented by unexercised options outstanding as at December 31, 2007	Period during which rights exercisable (Day/ Month/Year)	Price per share to be paid on exercise of options (HK$)
08/02/2000	12,100,000	(680,000)	11,420,000	01/04/2001 to 31/12/2009	10.49

	12,100,000	(680,000)	11,420,000

Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial year.

(F)	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Stock Exchange.

One Director of the Company, namely, Mr. S. T. H. Ng, being a director of i-CABLE Telecom Limited (“iTL”) and WTT, wholly-owned subsidiaries of Wharf, is considered as having an interest in WTT under paragraph 8.10 of the Listing Rules. A Director of the Company, namely, Mr. W. J. H. Kwan, being also a director of iTL, and another Director of the Company, namely, Mr. Peter S. O. Mak, being also a director of WTT, are considered as having interests in WTT under paragraph 8.10 of the Listing Rules.

Part of the communications businesses carried by iTL and WTT constitutes a competing business of the Group.

WTT currently holds a FTNS licence to provide, inter alia, local and international telecommunications services whereas iTL provides telecom services for residential line. iTL and WTT are therefore potential competitors of the Group for the provision of data services at present and voice services in future.

In order to protect the interests of the Group, prior to the date of listing of shares of the Company on the Stock Exchange, each of Wharf and Wharf Communications has covenanted with the Company, subject to certain conditions, not to, and to use its best endeavours to procure that none of the directly or indirectly held subsidiaries (including WTT) and associated companies of Wharf will, either alone or jointly with any other party, directly and indirectly carry on, or be engaged or concerned or interested in or assist, any business in Hong Kong which would compete directly or indirectly with the Pay TV and Internet access businesses of the Group from time to time.

The Group considers that its interests in the relevant sector of its communications businesses are adequately safeguarded and the Group is capable of carrying on its communications businesses independently of iTL and WTT.

For further safeguarding of the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, inter alia, that the Group’s communications businesses are and continue to be run on the basis that they are independent of, and at arm’s length from, that of the Wharf group.

i-CABLE Communications Limited Annual Report 2007 41

Report of the Directors (continued)

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(G)	MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2007:

(I)	the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group’s five largest suppliers represented less than 30% of the Group’s total purchases; and

(II)	the aggregate amount of turnover attributable to the Group’s five largest customers represented less than 30% of the Group’s total turnover.

(H)	BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of other borrowings of the Group at December 31, 2007 are set out in Note 28 to the Financial Statements.

(I)	INTEREST CAPITALISED

No interest was capitalised by the Group during the financial year.

(J)	PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors as at the date of this report, the Company has maintained the prescribed public float under the Listing Rules throughout the year ended December 31, 2007.

(K)	DISCLOSURE OF CONNECTED TRANSACTIONS

(I)	Set out below is information in relation to certain continuing connected transactions (the “Connected Transactions”) between the Company (the Company being a 73.41% owned subsidiary of The Wharf (Holdings) Limited (“Wharf”)) and/or its subsidiaries (together, the “Group”) and other members of the Wharf group (together, the “Wharf Group”), which were substantially disclosed in an announcement of the Company dated July 11, 2007:

Description of the Connected Transactions			Amount paid/received for the year ended December 31, 2007 HK$ million
(a)	Master Tenancy Agreement (Note 1)
	Amount paid by the Group		34.4

(b)	Licences granted to the Wharf Group to occupy premises
	(“Licence Agreements”) (Note 2)
	Amount received by the Group		4.1

(c)	Master Services Agreement
	1.	Amount received by the Group	48.9
	2.	Amount paid by the Group	43.9

(d)	Management services provided by the Wharf Group
	Amount paid by the Group		13.2

(e)	Sales and Servicing Agency
	1.	Amount received by the Group	17.1
	2.	Amount paid by the Group	8.6

42	i-CABLE Communications Limited Annual Report 2007

SUPPLEMENTARY CORPORATE INFORMATION (continued)

(K)	DISCLOSURE OF CONNECTED TRANSACTIONS (continued)

(I)	(continued)

Notes:	(1) The relevant properties covered under the Master Tenancy Agreement are as follows:

1(i).	Factories 1-4 on G/F, 4/F to 12/F (inclusive), portions of 1/F, 2/F and roof top, units 1-7 on 40/F and various units on 13/F, 15/F, 24/F, 25/F and 28/F of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong (“Cable TV Tower”).

1(ii).	Various car parking and lorry-parking spaces in Cable TV Tower.

2.	Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories, Hong Kong.

3.	Unit D, 6/F and storeroom D, 10/F of Kowloon Godown, Nos. 1-3 Kai Hing Road, Kowloon Bay, Kowloon, Hong Kong.

4.	Unit 1215 on 12/F of Grandtech Centre, Shatin, New Territories, Hong Kong.

5.	Portion of 11/F of World Tech Centre, Kwun Tong, Kowloon, Hong Kong.

6.	Various car parking spaces at Cable TV Tower (South) situated at Chai Wan Kok Street, Tsuen Wan, Hong Kong.

(2)	The relevant properties covered under the Licence Agreements are as follows:

1.	The northern portion of 12/F of Cable TV Tower.

2.	Parts of 9/F and 12/F of Cable TV Tower.

The above transactions are subject to various annual cap amounts previously disclosed in the abovementioned announcement of the Company. The purposes of entering into the Connected Transactions are for the continued operation and growth of the Group’s business, for generation of recurrent rental revenue to the Group and/or maintaining revenue stream for the Group.

(II)	Confirmation from the Directors Etc.

The Directors, including the independent non-executive Directors, of the Company have reviewed the Connected Transactions and have confirmed that the Connected Transactions were entered into:

(a)	by the Group in the ordinary and usual course of its business;

(b)	either on normal commercial terms or if there are not sufficient comparable transactions, on terms that are no less favourable than those available to or from (as appropriate) independent third parties; and

(c)	in accordance with the relevant agreements governing such Connected Transactions on terms that are fair and reasonable and in the interests of the Shareholders of the Company as a whole.

Furthermore, the auditors of the Company have advised the following:

1.	the Connected Transactions had been approved by the Company’s Board of Directors;

2.	the Connected Transactions, including those which involved provisions of goods or services by the Group, are in accordance with the pricing policies of the Group, where applicable;

3.	the Connected Transactions were entered into in accordance with the terms of the related agreements governing the Connected Transactions; and

4.	the relevant cap amounts have not been exceeded during the year ended December 31, 2007.

Note:	Certain particulars of the related party transactions entered into by the Group during the year under review have been disclosed in Note 39 to the Financial Statements on pages 89 and 90. Those related party transactions also constitute connected transactions (as defined in the Listing Rules) for the Company.

i-CABLE Communications Limited Annual Report 2007 43

Independent Auditor’s Report

To the shareholders of i-CABLE Communications Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of i-CABLE Communications Limited (the “Company”) set out on pages 45 to 92 which comprise the consolidated and company balance sheets as at December 31, 2007 and the consolidated profit and loss account, the consolidated and company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the company and of the Group as at December 31, 2007 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

March 10, 2008

44	i-CABLE Communications Limited Annual Report 2007

Consolidated Profit and Loss Account

For the year ended December 31, 2007

	Note		2007 HK$’000	2006 HK$’000
Turnover	3, 4		2,303,884	2,547,595

Programming costs			(950,375)	(1,005,273)
Network and other operating expenses			(419,439)	(450,889)
Selling, general and administrative expenses			(389,567)	(464,855)

Profit from operations before depreciation			544,503	626,578

Depreciation	5		(366,522)	(428,121)

Profit from operations	4		177,981	198,457

Interest income	5		20,566	11,640
Finance costs, net	5		(18)	(7)
Impairment loss on investment	5		(1,600)	—
Non-operating income/(expenses)	6		2,311	(322)

Profit before taxation	5		199,240	209,768

Income tax	7	(a)	(16,646)	(28,649)

Profit after taxation			182,594	181,119

Attributable to:
Equity shareholders of the Company			181,852	182,115
Minority interests			742	(996)

Profit after taxation			182,594	181,119

Dividends payable to equity shareholders attributable to the year	11
Interim dividend declared and paid during the year			70,673	70,673
Final dividend proposed after the balance sheet date			100,840	100,962

			171,513	171,635

Earnings per share
Basic	12		9.0 cents	9.0 cents

Diluted	12		9.0 cents	9.0 cents

The notes on pages 52 to 92 form part of these financial statements.

i-CABLE Communications Limited Annual Report 2007 45

Consolidated Balance Sheet

At December 31, 2007

	Note		2007 HK$’000	2006 HK$’000
Non-current assets
Property, plant and equipment	13		1,391,222	1,591,353
Programming library	14		183,317	185,702
Other intangible assets	15		8,390	12,775
Interest in associate	16		58,500	—
Deferred tax assets	32	(b)	354,166	388,266
Other non-current assets	17		104,983	51,079

			2,100,578	2,229,175

Current assets
Inventories	20		6,351	1,111
Accounts receivable from trade debtors	21		81,847	85,585
Deposits, prepayments and other receivables	21		100,407	64,445
Amounts due from fellow subsidiaries	22		3,765	56,361
Cash and cash equivalents	23		642,049	586,197

			834,419	793,699

Current liabilities
Amounts due to trade creditors	24		35,040	42,675
Accrued expenses and other payables	24		329,263	395,698
Receipts in advance and customers’ deposits	24		106,917	107,527
Obligations under finance leases	28		72	705
Current taxation	32	(a)	347	49
Amounts due to fellow subsidiaries	26		57,418	43,735
Amount due to immediate holding company	27		3,029	989

			532,086	591,378

Net current assets			302,333	202,321

Total assets less current liabilities			2,402,911	2,431,496

Non-current liabilities
Deferred tax liabilities	32	(b)	97,117	115,061
Obligations under finance leases	28		—	72
Other non-current liabilities	29		34,553	53,970

			131,670	169,103

NET ASSETS			2,271,241	2,262,393

Capital and reserves	31
Share capital			2,016,792	2,019,234
Reserves			249,975	239,719

Total equity attributable to equity shareholders of the Company			2,266,767	2,258,953
Minority interests			4,474	3,440

TOTAL EQUITY			2,271,241	2,262,393

The notes on pages 52 to 92 form part of these financial statements.

Approved and authorised for issue by the Board of Directors on March 10, 2008.

Stephen T. H. Ng	William J. H. Kwan
Chairman and Chief Executive Officer	Director and Chief Financial Officer

46	i-CABLE Communications Limited Annual Report 2007

Company Balance Sheet

At December 31, 2007

	Note	2007 HK$’000	2006 HK$’000
Non-current assets
Investments in subsidiaries	18	12	12
Amounts due from subsidiaries	19	8,201,566	8,189,048

		8,201,578	8,189,060

Current assets
Prepayments and other receivables	21	159	1
Amount due from immediate holding company	27	13	13
Cash and cash equivalents	23	1,468	910
Amount due from fellow subsidiaries	22	454	—

		2,094	924

Current liabilities
Accrued expenses and other payables	24	5,069	3,050
Amounts due to subsidiaries	25	375,281	186,686
Amounts due to fellow subsidiaries	26	6,880	5,814

		387,230	195,550

Net current liabilities		(385,136)	(194,626)

NET ASSETS		7,816,442	7,994,434

Capital and reserves	31
Share capital		2,016,792	2,019,234
Reserves		5,799,650	5,975,200

TOTAL EQUITY		7,816,442	7,994,434

The notes on pages 52 to 92 form part of these financial statements.

Approved and authorised for issue by the Board of Directors on March 10, 2008.

Stephen T. H. Ng	William J. H. Kwan
Chairman and Chief Executive Officer	Director and Chief Financial Officer

i-CABLE Communications Limited Annual Report 2007 47

Consolidated Statement of Changes in Equity

For the year ended December 31, 2007

			Attributable to equity shareholders of the Company
	Note		Share capital HK$’000	Share premium HK$’000	Special capital reserve HK$’000	Exchange reserve HK$’000	Revenue reserve HK$’000	Total reserves HK$’000	Total HK$’000	Minority interests HK$’000	Total equity HK$ ’000
Group
Balance at January 1, 2006*			2,019,234	4,838,365	7,924	(187)	(4,616,969)	229,133	2,248,367	—	2,248,367
Profit for the year			—	—	—	—	182,115	182,115	182,115	(996)	181,119
Dividend approved in respect of the previous year	11	(b)	—	—	—	—	(100,962)	(100,962)	(100,962)	—	(100,962)
Dividend declared in respect of the current year	11	(a)	—	—	—	—	(70,673)	(70,673)	(70,673)	—	(70,673)
Translation of foreign subsidiaries’ financial statements			—	—	—	106	—	106	106	51	157
Acquisition of subsidiary	36		—	—	—	—	—	—	—	4,385	4,385
Transfer to special capital reserve	31	(b)(ii)	—	—	5,847	—	(5,847)	—	—	—	—

Balance at December 31, 2006*			2,019,234	4,838,365	13,771	(81)	(4,612,336)	239,719	2,258,953	3,440	2,262,393

48	i-CABLE Communications Limited Annual Report 2007

			Attributable to equity shareholders of the Company
	Note		Share capital HK$’000	Share premium HK$’000	Special capital reserve HK$’000	Exchange reserve HK$’000	Capital redemption reserve HK$’000	Fair value reserves HK$’000	Revenue reserve HK$’000	Other reserve HK$’000	Total reserves HK$’000	Total HK$’000	Minority interests HK$’000	Total equity HK$’000
Group
Balance at January 1, 2007*			2,019,234	4,838,365	13,771	(81)	—	—	(4,612,336)	—	239,719	2,258,953	3,440	2,262,393
Profit for the year			—	—	—	—	—	—	181,852	—	181,852	181,852	742	182,594
Dividend approved in respect of the previous year	11	(b)	—	—	—	—	—	—	(100,962)	—	(100,962)	(100,962)	—	(100,962)
Dividend declared in respect of the current year	11	(a)	—	—	—	—	—	—	(70,673)	—	(70,673)	(70,673)	—	(70,673)
Translation of foreign subsidiaries’ financial statements			—	—	—	1,223	—	—	—	—	1,223	1,223	163	1,386
Change in fair value of available-for-sale securities			—	—	—	—	—	2,883	—	—	2,883	2,883	—	2,883
Equity attributable to minority interest			—	—	—	—	—	—	—	—	—	—	129	129
Share repurchased and cancelled			(2,442)	—	—	—	2,442	—	(3,880)	—	(1,438)	(3,880)	—	(3,880)
Share repurchased			—	—	—	—	—	—	—	(2,594)	(2,594)	(2,594)	—	(2,594)
Share repurchase expenses			—	—	—	—	—	—	(26)	(9)	(35)	(35)	—	(35)
Transfer to special capital reserve	31	(b)(ii)	—	—	96	—	—	—	(96)	—	—	—	—	—

Balance at December 31, 2007*			2,016,792	4,838,365	13,867	1,142	2,442	2,883	(4,606,121)	(2,603)	249,975	2,266,767	4,474	2,271,241

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.

The notes on pages 52 to 92 form part of these financial statements.

i-CABLE Communications Limited Annual Report 2007 49

Statement of Changes in Equity

For the year ended December 31, 2007

			Reserves
	Note		Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Revenue reserve HK$’000	Other reserve HK$’000	Total reserves HK$’000	Total equity HK$’000
Company
Balance at January 1, 2006			2,019,234	4,838,365	—	1,308,604	—	6,146,969	8,166,203
Loss for the year			—	—	—	(134)	—	(134)	(134)
Dividend approved in respect of the previous year	11	(b)	—	—	—	(100,962)	—	(100,962)	(100,962)
Dividend declared in respect of the current year	11	(a)	—	—	—	(70,673)	—	(70,673)	(70,673)

Balance at December 31, 2006			2,019,234	4,838,365	—	1,136,835	—	5,975,200	7,994,434

Balance at January 1, 2007			2,019,234	4,838,365	—	1,136,835	—	5,975,200	7,994,434
Profit for the year			—	—	—	152	—	152	152
Dividend approved in respect of the previous year	11	(b)	—	—	—	(100,962)	—	(100,962)	(100,962)
Dividend declared in respect of the current year	11	(a)	—	—	—	(70,673)	—	(70,673)	(70,673)
Share repurchased and cancelled			(2,442)	—	2,442	(3,880)	—	(1,438)	(3,880)
Share repurchased			—	—	—	—	(2,594)	(2,594)	(2,594)
Share repurchase expenses			—	—	—	(26)	(9)	(35)	(35)

Balance at December 31, 2007			2,016,792	4,838,365	2,442	961,446	(2,603)	5,799,650	7,816,442

The notes on pages 52 to 92 form part of these financial statements.

50	i-CABLE Communications Limited Annual Report 2007

Consolidated Cash Flow Statement

For the year ended December 31, 2007

	Note	2007 HK$’000	2006 HK$’000
Operating activities
Profit before taxation		199,240	209,768

Adjustments for:
Finance costs, net		18	7
Interest income		(20,566)	(11,640)
Dividend received from investment in equity securities		(1,365)	(1,872)
Depreciation		366,522	428,121
Amortisation of programming library		132,600	101,117
Amortisation of other intangible assets		4,385	2,923
Impairment loss on investment in equity securities		1,600	—
Impairment loss on property, plant and equipment		3,247	11,641
Net (gain)/loss on disposal of property, plant and equipment		(2,311)	322

Operating profit before changes in working capital		683,370	740,387

Decrease in inventories		278	9,399
Decrease in accounts receivable from trade debtors		4,791	7,388
(Increase)/decrease in deposits, prepayments and other receivables		(89,053)	53,383
Decrease/(increase) in amounts due from fellow subsidiaries		48,916	(51,086)
Decrease in amounts due to trade creditors		(7,370)	(19,697)
(Decrease)/increase in accrued expenses and other payables		(42,846)	29,764
(Decrease)/increase in receipts in advance and customers’ deposits		(16,871)	1,631
Increase in amounts due to fellow subsidiaries		11,632	5,850
Net change in amount due to immediate holding company		2,040	906

Cash generated from operations		594,887	777,925

Interest received		20,692	11,467
Interest paid		(1)	(1)
Hong Kong profits tax paid		—	(75)
Overseas tax paid		(193)	(225)

Net cash generated from operating activities		615,385	789,091

Investing activities
Purchase of property, plant and equipment		(203,328)	(238,449)
Additions to programming library		(128,048)	(140,225)
Acquisition of an associate	16	(58,500)	—
Acquisition of a subsidiary	36	—	(7,477)
Dividend income received from investment in equity securities		1,365	1,872
Proceeds from sale of property, plant and equipment		7,478	1,543

Net cash used in investing activities		(381,033)	(382,736)

Financing activities
Capital element of finance lease rentals paid		(705)	(242)
Payment for repurchase of shares		(6,509)	—
Issue of shares to minority interest		129	—
Interest element of finance lease rentals paid		(17)	(36)
Dividends paid to equity shareholders of the Company		(171,581)	(171,571)

Net cash used in financing activities		(178,683)	(171,849)

Net increase in cash and cash equivalents		55,669	234,506

Effect of foreign exchange rate changes		183	(201)

Cash and cash equivalents at January 1		586,197	351,892

Cash and cash equivalents at December 31	23	642,049	586,197

The notes on pages 52 to 92 form part of these financial statements.

i-CABLE Communications Limited Annual Report 2007 51

Notes to the Financial Statements

1.	Significant accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Note 2 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended December 31, 2007, comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that financial statements classified as available-for-sale (see Note 1(s)) are stated at their fair value as explained in the accounting policies set out below.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 41.

(c)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

52	i-CABLE Communications Limited Annual Report 2007

1.	Significant accounting policies (continued)

(c)	Subsidiaries and controlled entities (continued)

Where losses applicable to the minority interests exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with Note 1(u) depending on the nature of the liability.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see Note 1(t)).

(d)	Associates

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated profit or loss includes the Group’s share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year (see Notes 1(f) and (t)).

When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group’s interest in the associate is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company’s balance sheet, its investments in associates are stated at cost less impairment losses (see Note 1(t)).

(e)	Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the balance sheets and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in profit or loss when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

(f)	Goodwill

Goodwill represents the excess of the cost of a business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see Note 1(t)).

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognised immediately in profit or loss.

i-CABLE Communications Limited Annual Report 2007 53

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(f)	Goodwill (continued)

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(g)	Property, plant and equipment and depreciation

Property, plant and equipment are stated in the balance sheet at cost, less accumulated depreciation and impairment losses (see Note 1(t)). The cost of self-constructed items of property, plant and equipment includes materials, labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of overheads and borrowing costs (see Note 1(o)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated on a straight-line basis to write off the cost less their estimated residual value, if any, of the equipment required to support a fully operating network and cable television system at rates determined by the estimated useful lives of the assets ranging from 5 to 20 years, adjusted by the appropriate pre-maturity fraction during the pre-maturity period, which began with the first earned subscriber revenue on October 31, 1993 and was to continue until the earlier of the attainment of a predetermined subscriber level and December 31, 1996. The pre-maturity period ended on November 30, 1996, when the predetermined subscriber level was attained. Depreciation is calculated on a straight-line basis to write off the costs, less the estimated residual value, if any, of other assets at rates determined by the estimated useful lives ranging from 2 to 40 years.

The principal annual depreciation rates used are as follows:

Network, decoders, cable modems and television production systems	5% to 50%

Furniture, fixtures, other equipment and motor vehicles	10% to 33.33%

Buildings situated on leasehold land *	Higher of 2.5% or percentage to amortise the asset cost over the unexpired term of land leases

Leasehold improvements	8.33%

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Under certain circumstances, the Group may have an obligation to dismantle part of its network upon request by concerned parties. Owing to the absence of such history, no reliable estimate can be reasonably made in respect of such potential obligation.

*	This represents units in industrial and commercial buildings which the Directors consider impracticable to split the cost into land and buildings.

(h)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

54	i-CABLE Communications Limited Annual Report 2007

1.	Significant accounting policies (continued)

(h)	Leased assets (continued)

(ii)	Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 1(g). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 1(t). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(iii)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received or granted are recognised in profit or loss as an integral part of the aggregate net lease payments made.

(i)	Programming costs

(i)	Programming library

Programming library consists of presentation rights for commissioned programmes and acquired programmes for showing on the Group’s television channels, and commissioned programmes and films for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and any impairment losses (see Note 1(t)). Amortisation is charged to profit or loss on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognised as an expense when incurred.

Commissioned programmes and films for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortised cost or net realisable value. Costs are amortised on an individual programme/film basis in the ratio of the current year’s gross revenues to management’s forecast of the total ultimate gross revenues from all sources.

(ii)	Live programmes

Live programmes consist of third party feed programmes and are charged to profit or loss upon telecast of the programmes. Payments made in advance or in arrears of programme cost recognition are recorded as prepayments or accruals, as appropriate.

(iii)	In-house developed programmes

In-house developed programmes consist primarily of news, documentary and general entertainment programmes with short lead-time from production to telecast. The costs of in-house developed programmes are accordingly recognised as expenses in the period in which they are incurred.

(iv)	Film rights and perpetual film rights

Film rights generated by the Group or perpetual film rights acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses (see Note 1(t)). Costs less provision for impairment losses represent the carrying value transferred from films in progress upon completion or the purchase price of the perpetual film rights, and are amortised at rates calculated to write off the costs in proportion to the estimated revenues from exhibition, the reproduction and distribution of audio visual products, the licensing of video rights and other broadcast rights following their release. Such rates are subject to annual review by the Directors.

i-CABLE Communications Limited Annual Report 2007 55

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(i)	Programming costs (continued)

(v)	Films in progress

Films in progress are stated at cost less any provision for impairment losses (see Note 1(t)). Costs include all direct costs associated with the production of films. Provisions are made for costs which are in excess of the expected future revenue generated by these films. The balance of film production costs payable at year-end is disclosed as commitments. Costs of films are transferred to film rights upon completion.

(j)	Other intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed atleast at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(i)	Club debentures

The Group’s club debentures are stated at cost less any impairment losses (see Note 1(t)), on an individual basis.

(ii)	Advertising rights

The Group’s advertising rights are stated at cost less any impairment losses (see Note 1(t)) and are amortised using the straight-line basis over the estimated useful life of 2.7 years.

(k)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined by the Group based on the expected replacement cost of the inventories net of provision for obsolescence.

(l)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see Note 1(t)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(m)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(n)	Revenue recognition

Revenue is recognised in profit or loss provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably as follows:

(i)	Income from the provision of subscription television services, Internet access services, and Internet Protocol Point wholesale services is recognised at the time when the services are provided.

(ii)	Installation fees are recognised upon completion of the related installation work to the extent of direct selling costs.

56	i-CABLE Communications Limited Annual Report 2007

1.	Significant accounting policies (continued)

(n)	Revenue recognition (continued)

(iii)	Where packaged service fees comprise a number of elements and the fees can be allocated on a reasonable basis into elements of subscription service and installation service, revenue is recognised in accordance with the accounting policies set out in Notes 1(n)(i) and (ii). Where packaged service fees cannot be allocated into individual elements, the fees are deferred and recognised evenly over the term of the service period.

(iv)	Advertising income net of agency deductions is recognised on telecast of the advertisement. When an advertising contract covers a specified period, the related income is recognised evenly over the contract period.

(v)	Revenue from theatrical distribution is recognised when the films are exhibited.

(vi)	Revenue from distribution of films is recognised upon delivery of the master tapes to the customers.

(vii)	Income from licensing of TV rights is recognised in full upon delivery of the programmes concerned in accordance with the terms of the licence contracts, and is stated net of withholding tax.

(viii)	Magazine advertising income is recognised upon the publication of the edition in which the advertisement is placed.

(ix)	Sales of magazines are recognised on the date of publication, net of allowances of certain percentage of unsold copies.

(x)	Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as integral part of the aggregate net lease payments receivables. Contingent rentals are recognised as income in the accounting period in which they are earned.

(xi)	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established.

(xii)	Interest income is recognised as it accrues using the effective interest method.

(o)	Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(p)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

i-CABLE Communications Limited Annual Report 2007 57

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(p)	Income tax (continued)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future and taxable profit will be available against which the temporary difference can be utilised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

–	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

–	the same taxable entity; or

–	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q)	Foreign currency translation

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

58	i-CABLE Communications Limited Annual Report 2007

1.	Significant accounting policies (continued)

(q)	Foreign currency translation (continued)

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after January 1, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before January 1, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(r)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if :

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(s)	Investments in equity securities

The Group’s and the Company’s policies for investments in equity securities, other than investments in subsidiaries, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see Note 1(t)).

Other investments in securities are classified as available-for-sale securities and are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except foreign exchange gains and losses which are recognised directly in profit or loss. Dividend income from these investments is recognised in accordance with the policy set out in Note 1(n)(xi) and where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss in accordance with the policy set out in Note 1(n)(xii). When these investments are derecognised or impaired (see Note 1(t)), the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

i-CABLE Communications Limited Annual Report 2007 59

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(s)	Investments in equity securities (continued)

Investments are recognised on the date the Group and/or the Company commits to purchase the investments. Investments are derecognised when:

(i)	the contractual rights to the cash flows from the investment securities expire; or

(ii)	the Group and/or the Company transfers the contractual rights to receive the cash flows of the investment securities.

(t)	Impairment of assets

(i)	Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries and associates: see Note 1(c) and 1(d)) and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment.

Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

–	significant financial difficulty of the debtor;

–	a breach of contract, such as a default or delinquency in interest or principal payments;

–	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

–	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

–	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

–	For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

–	For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets) where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

60	i-CABLE Communications Limited Annual Report 2007

1.	Significant accounting policies (continued)

(t)	Impairment of assets (continued)

(i)	Impairment of investments in equity securities and other receivables (continued)

–	For available-for-sale securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, any impairment loss previously recognised no longer exists or may have decreased:

–	property, plant and equipment;

–	investments in subsidiaries and associates;

–	programming library; and

–	other intangible assets.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill and intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

–	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

–	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

i-CABLE Communications Limited Annual Report 2007 61

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(t)	Impairment of assets (continued)

(ii)	Impairment of other assets (continued)

–	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see Notes 1(t)(i) and (ii)).

Impairment losses recognised in an interim period in respect of unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(u)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with Note 1(w)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(v)	Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise non-domestic television service and film and programme licensing businesses, financial and corporate assets, tax balances and corporate and financing expenses.

(w)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

62	i-CABLE Communications Limited Annual Report 2007

1.	Significant accounting policies (continued)

(w)	Financial guarantees issued, provisions and contingent liabilities (continued)

(i)	Financial guarantees issued (continued)

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 1(w)(iii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii)	Contingent liabilities acquired in business combinations

Contingent liabilities acquired as part of a business combination are initially recognised at fair value, provided the fair value can be reliably measured. After their initial recognition at fair value, such contingent liabilities are recognised at the higher of the amount initially recognised, less accumulated amortisation where appropriate, and the amount that would be determined in accordance with Note 1(w)(iii). Contingent liabilities acquired in a business combination that cannot be reliably fair valued are disclosed in accordance with Note 1(w)(iii).

(iii)	Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(x)	Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group, except to the extent that they are included in the cost of property, plant and equipment and programming library not yet recognised as an expense.

(ii)	Share-based payments

The fair value of share options granted after November 7, 2002 to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using an option-pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to the revenue reserve).

To the extent that any modifications to the terms and conditions on which the existing share options were granted, including cancellations and settlements, the effects of any such modifications that increase the total fair value of the share-based payment arrangements or are otherwise beneficial to the employees, will be recognised in accordance with the provisions of HKFRS 2.

i-CABLE Communications Limited Annual Report 2007 63

Notes to the Financial Statements (continued)

1.	Significant accounting policies (continued)

(y)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (see Note 1(z)).

(z)	Hedging

(i)	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gain or loss on remeasurement of the derivative financial instrument to fair value is recognised directly in equity. The ineffective portion of any gain or loss is recognised immediately in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on remeasurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

2.	Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs and interpretations that are first effective or available for early adoption for the current accounting period of the Group.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. However, as a results of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7, the financial statements included expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation. These disclosures are provided throughout these financial statements, in particular in Note 33.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in Note 31(c).

64	i-CABLE Communications Limited Annual Report 2007

2.	Changes in accounting policies (continued)

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 42).

3.	Turnover

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 18 to the financial statements.

Turnover comprises principally subscription and related fees for Pay television and Internet access services, Internet Protocol Point wholesale service income and also includes advertising income net of agency deductions, channel service and distribution fees, programme licensing income, film exhibition and distribution income, network maintenance income, and other related income.

4.	Segment information

The Pay television segment includes operations related to the Pay television subscription business, advertising, channel carriage, television relay service, programme licensing, network maintenance, and miscellaneous Pay television related businesses.

The Internet and multimedia segment includes operations related to Broadband and dial-up Internet access services, portal subscription, mobile content licensing, Voice Over Internet Protocol interconnection as well as other Internet access related businesses.

Business segments

	Segment revenue		Segment result
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Pay television	1,595,114	1,895,221	178,606	248,224
Internet and multimedia	587,784	596,013	180,479	128,961
Unallocated	150,171	74,167	(176,578)	(178,437)
Inter-segment elimination	(29,185)	(17,806)	(4,526)	(291)

	2,303,884	2,547,595

Profit from operations			177,981	198,457
Interest income			20,566	11,640
Finance costs, net			(18)	(7)
Impairment loss on investment			(1,600)	—
Non-operating income/(expenses)			2,311	(322)
Income tax expense			(16,646)	(28,649)

Profit after taxation			182,594	181,119

	Segment assets		Segment liabilities
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Pay television	1,160,268	1,242,902	353,595	383,812
Internet and multimedia	509,099	631,237	129,123	132,665

	1,669,367	1,874,139	482,718	516,477
Unallocated assets/liabilities	1,265,630	1,148,735	181,038	244,004

	2,934,997	3,022,874	663,756	760,481

i-CABLE Communications Limited Annual Report 2007 65

Notes to the Financial Statements (continued)

4.	Segment information (continued)

Other information

	Additions to property, plant and equipment		Additions to programming library		Depreciation		Amortisation		Impairment loss on property, plant and equipment
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Pay television	62,040	129,343	97,372	108,719	220,269	235,516	97,430	84,394	2,071	6,617
Internet and multimedia	68,175	63,802	—	—	141,702	188,223	—	—	1,176	1,459
Unallocated	44,662	7,070	32,843	35,244	4,551	4,382	39,555	19,646	—	3,565

	174,877	200,215	130,215	143,963	366,522	428,121	136,985	104,040	3,247	11,641

Geographical segments

No geographical segment information is shown as, during the periods presented, less than 10% of the Group’s segment revenue, segment result and segment assets are derived from activities conducted outside Hong Kong.

5.	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	2007 HK$’000	2006 HK$’000
Interest income
Interest income from deposits with banks and other financial institutions	(19,974)	(11,470)
Other interest income	(592)	(170)

	(20,566)	(11,640)

Finance costs, net
Finance charges on obligations under finance leases	17	36
Interest expenses on bank loans and overdrafts wholly repayable within five years	1	1
Fair value gain on forward foreign exchange contracts	—	(30)

	18	7

66	i-CABLE Communications Limited Annual Report 2007

5.	Profit before taxation (continued)

Profit before taxation is stated after charging/(crediting): (continued)

	2007 HK$’000	2006 HK$’000
Other items
Depreciation
– assets held for use under operating leases	29,915	39,492
– other assets	336,607	388,629
Amortisation of programming library*	132,600	101,117
Amortisation of other intangible assets**	4,385	2,923
Impairment losses
– trade and other receivables	9,908	14,401
– property, plant and equipment	3,247	11,641
– investment in equity securities	1,600	—
Cost of inventories used	8,753	12,999
Rentals payable under operating leases in respect of land and buildings	52,967	48,976
Contributions to defined contribution retirement plans	28,985	30,541
Auditors’ remuneration
– audit services	5,054	2,699
– other services	350	438
Dividend income from investment in equity securities	(1,365)	(1,872)
Net foreign exchange loss/(gain) ***	323	(1,997)
Rentals receivable under operating leases in respect of
– subleased land and buildings	(6,100)	(5,633)
– owned plant and machinery	(80,531)	(95,339)

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.
**	Amortisation of intangible assets is included within network and other operating expenses in the consolidated results of the Group.
***	Net foreign exchange loss of approximately HK$19,000 and HK$304,000 are included within programming costs and selling, general and administrative expenses in the consolidated results of the Group, respectively.

Operating expenses are analysed by nature in compliance with HKAS 1, “Presentation of Financial Statements” as follows:

	2007 HK$’000	2006 HK$’000
Depreciation and amortisation	503,507	532,161
Staff costs	692,467	769,770
Other operating expenses	929,929	1,047,207

Total operating costs	2,125,903	2,349,138

6.	Non-operating income/(expenses)

This comprises:

	2007 HK$’000	2006 HK$’000
Net gain/(loss) on disposal of property, plant and equipment	2,311	(322)

i-CABLE Communications Limited Annual Report 2007 67

Notes to the Financial Statements (continued)

7.	Income tax in the consolidated profit and loss account

(a)	Income tax in the consolidated profit and loss account represents:

	2007 HK$’000	2006 HK$’000
Current tax – Provision for Hong Kong Profits Tax
Tax for the year	—	75

Current tax – Overseas
Tax for the year	490	222
Deferred tax
Utilisation of prior year’s tax losses recognised	49,790	64,150
Reversal of temporary differences	(33,634)	(35,798)

	16,156	28,352

Income tax expense	16,646	28,649

The provision for Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries.

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	2007%	2006%
Statutory income tax rate	17.5	17.5
Tax effect of non-deductible expenses	0.7	0.5
Tax effect of non-taxable revenue	(2.3)	(1.1)
Differential tax rate on subsidiaries’ income	0.8	(0.5)
Tax effect of unused tax losses not recognised	9.4	11.2
Utilisation of unrecognised tax losses of previous years	(18.8)	(13.9)
Other temporary difference	1.1	—

Effective income tax rate	8.4	13.7

68	i-CABLE Communications Limited Annual Report 2007

8.	Directors’ emoluments

Details of Directors’ emoluments are as follows:

Name of directors	Directors’ fees HK$’000	Basic salaries, housing and other allowances, and benefits in kind HK$’000	Retirement scheme contributions HK$’000	Discretionary bonuses and/or performance related bonuses HK$’000	Total emoluments HK$’000
2007
Independent non-executive directors:
Fa Kuang Hu	30	—	—	—	30
Dennis T. L. Sun	80	—	—	—	80
Gordon Y. S. Wu	60	—	—	—	60
Anthony K.K. Yeung	80	—	—	—	80
Patrick Y.W.Wu	50	—	—	—	50
Non-executive director:
Peter S.O. Mak	60	180	1	36	277
Executive directors:
Stephen T.H. Ng	60	2,499	144	4,800	7,503
William J.H. Kwan	55	1,440	108	730	2,333

Total for 2007	475	4,119	253	5,566	10,413

2006
Independent non-executive directors:
Fa Kuang Hu	65	—	—	—	65
Victor C.W. Lo	29	—	—	—	29
Dennis T. L. Sun	65	—	—	—	65
Gordon Y. S. Wu	50	—	—	—	50
Anthony K.K. Yeung	65	—	—	—	65
Non-executive director:
Peter S.O. Mak	21	60	1	—	82
Executive director:
Stephen T.H. Ng	50	2,508	144	4,667	7,369

Total for 2006	345	2,568	145	4,667	7,725

Except Directors’ fees of HK$475,000 (2006: HK$345,000), certain Directors’ emoluments disclosed above were paid directly by the Company’s intermediate holding company, The Wharf (Holdings) Limited (“Wharf”), (or its wholly owned subsidiaries) to the relevant Directors. Wharf recovered such costs from the Group by charging a management fee (see Note 39(iv)).

In addition to the above emoluments, certain Directors were granted share options under the Company’s share option scheme and Wharf’s share option scheme in prior years. The share options granted by Wharf to the Directors were not related to their services rendered to the Group.

i-CABLE Communications Limited Annual Report 2007 69

Notes to the Financial Statements (continued)

9.	Individuals with highest emoluments

Of the five individuals with the highest emoluments, one (2006: one) is a Director whose emoluments are disclosed in Note 8. The aggregate of the emoluments in respect of the other four (2006: four) individuals are as follows:

	2007 HK$’000	2006 HK$’000
Basic salaries, housing and other allowances, and benefits in kind	8,927	8,897
Retirement scheme contributions	560	557
Discretionary bonuses and/or performance related bonuses	3,800	4,042
Compensation for loss of office	—	—
Inducement for joining the Group	—	—

	13,287	13,496

The emoluments of the four (2006: four) individuals with the highest emoluments are within the following bands:

HK$	2007 Number of individuals	2006 Number of individuals
2,500,001 – 3,000,000	2	2
3,000,001 – 3,500,000	—	—
3,500,001 – 4,000,000	2	2

	4	4

10.	Profit/(Loss) attributable to equity shareholders of the Company

The consolidated profit/(loss) attributable to equity shareholders of the Company includes a profit of HK$152,000 (2006: a loss of HK$134,000) which has been dealt with in the financial statements of the Company.

	2007 HK$’000	2006 HK$’000
Amount of consolidated profit/(loss) attributable to equity shareholders dealt with in the Company’s financial statements	152	(134)

Company’s profit/(loss) for the year	152	(134)

11.	Dividends

(a)	Dividends payable to equity shareholders of the Company attributable to the year

	2007 HK$’000	2006 HK$’000
Interim dividend declared and paid of 3.5 cents per share (2006: 3.5 cents per share)	70,673	70,673
Final dividend proposed after the balance sheet date of 5 cents per share (2006: 5 cents per share)	100,840	100,962

	171,513	171,635

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

70	i-CABLE Communications Limited Annual Report 2007

11.	Dividends (continued)

(b)	Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year

	2007 HK$’000	2006 HK$’000
Final dividend in respect of the previous financial year, approved and paid during the year, of 5 cents per share (2006: 5 cents per share)	100,840	100,962

12.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$181,852,000 (2006: HK$182,115,000) and the weighted average number of ordinary shares outstanding during the year of 2,018,965,236 (2006: 2,019,234,400).

(i)	Weighted average number of ordinary shares

	2007	2006
Issued ordinary shares at January 1	2,019,234,400	2,019,234,400
Effect of shares repurchased	(269,164)	—

Weighted average number of ordinary shares at December 31	2,018,965,236	2,019,234,400

(b)	Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$181,852,000 (2006: HK$182,115,000) and the weighted average number of ordinary shares of 2,018,965,236 (2006: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

All of the Company’s share options did not have intrinsic value throughout 2006 and 2007. Accordingly this has no dilutive effect on the calculation of diluted earnings per share in both years.

i-CABLE Communications Limited Annual Report 2007 71

Notes to the Financial Statements (continued)

13.	Property, plant and equipment

	Group
	Network decoders, cable modems and television production systems HK$’000	Furniture, fixtures, other equipment and motor vehicles HK$’000	Leasehold land and buildings in Hong Kong			Leasehold improvements HK$’000	Total HK$’000
			Long lease HK$’000	Medium lease HK$’000	Short lease HK$’000
Cost
At January 1, 2006	5,358,174	575,432	3,306	2,673	70	295,186	6,234,841
Additions	137,378	35,974	8,119	15,516	—	3,228	200,215
Disposals	(153,726)	(3,128)	—	—	—	(1,416)	(158,270)
Reclassification to inventories	(9,397)	—	—	—	—	—	(9,397)
Exchange reserve	—	522	—	—	—	104	626

At December 31, 2006	5,332,429	608,800	11,425	18,189	70	297,102	6,268,015

At January 1, 2007	5,332,429	608,800	11,425	18,189	70	297,102	6,268,015
Additions	101,558	38,372	—	24,285	—	10,662	174,877
Disposals	(136,064)	(6,161)	—	—	—	(2,630)	(144,855)
Reclassification to inventories	(1,062)	—	—	—	—	—	(1,062)
Exchange reserve	1	779	—	434	—	247	1,461

At December 31, 2007	5,296,862	641,790	11,425	42,908	70	305,381	6,298,436

Accumulated depreciation
At January 1, 2006	3,699,443	468,076	1,293	348	70	227,275	4,396,505
Charge for the year	378,206	39,016	246	260	—	10,393	428,121
Impairment loss	6,843	934	—	—	—	3,864	11,641
Written back on disposals	(152,204)	(2,901)	—	—	—	(1,300)	(156,405)
Reclassification to inventories	(3,510)	—	—	—	—	—	(3,510)
Exchange reserve	—	286	—	—	—	24	310

At December 31, 2006	3,928,778	505,411	1,539	608	70	240,256	4,676,662

At January 1, 2007	3,928,778	505,411	1,539	608	70	240,256	4,676,662
Charge for the year	320,247	36,458	281	993	—	8,543	366,522
Impairment loss	2,925	322	—	—	—	—	3,247
Written back on disposals	(131,024)	(6,034)	—	—	—	(2,630)	(139,688)
Reclassification to inventories	(186)	—	—	—	—	—	(186)
Exchange reserve	—	606	—	10	—	41	657

At December 31, 2007	4,120,740	536,763	1,820	1,611	70	246,210	4,907,214

Net book value
At December 31, 2007	1,176,122	105,027	9,605	41,297	—	59,171	1,391,222

At December 31, 2006	1,403,651	103,389	9,886	17,581	—	56,846	1,591,353

Impairment loss results from loss recognised on abandonment of lost or damaged property, plant and equipment. In 2007, of the total impairment loss, HK$2,925,000 (2006: HK$6,843,000) was made for decoders and cable modems which had become obsolete during normal usage or were leased to subscribers in the ordinary course of the Pay television subscription and Broadband Internet access businesses, and had not been returned after the services were terminated.

72	i-CABLE Communications Limited Annual Report 2007

13.	Property, plant and equipment (continued)

As at December 31, 2007, the gross carrying amounts of property, plant and equipment of the Group held for use in operating leases were HK$171,115,000 (2006: HK$230,545,000) and the related accumulated depreciation was HK$125,869,000 (2006: HK$140,953,000).

(a)	Property, plant and equipment held under finance leases

The Group leases certain equipment under finance leases expiring in 2008. At the end of the lease term the Group has the option to purchase the leased equipment at a price deemed to be a bargain purchase option. None of the leases includes contingent rentals. During the previous year, additions to property, plant and equipment of the Group financed by finance leases were HK$1,018,000. At the balance sheet date, the net book value of network, decoders, cable modems and television production systems held under finance leases of the Group was HK$594,000 (2006: HK$848,000).

14.	Programming library

	Group
	Internally developed HK$’000	Acquired HK$’000	Total HK$’000
Cost
At January 1, 2006	34,684	356,655	391,339
Additions	5,541	138,422	143,963
Written off	—	(70,137)	(70,137)

At December 31, 2006	40,225	424,940	465,165

At January 1, 2007	40,225	424,940	465,165
Additions	10,701	119,514	130,215
Written off	—	(66,871)	(66,871)

At December 31, 2007	50,926	477,583	528,509

Accumulated amortisation
At January 1, 2006	10,108	238,375	248,483
Charge for the year	9,639	91,478	101,117
Written off	—	(70,137)	(70,137)

At December 31, 2006	19,747	259,716	279,463

At January 1, 2007	19,747	259,716	279,463
Charge for the year	13,542	119,058	132,600
Written off	—	(66,871)	(66,871)

At December 31, 2007	33,289	311,903	345,192

Net book value
At December 31, 2007	17,637	165,680	183,317

At December 31, 2006	20,478	165,224	185,702

i-CABLE Communications Limited Annual Report 2007 73

Notes to the Financial Statements (continued)

15.	Other intangible assets

	Group
	Club debentures HK$’000	Advertising rights HK$’000	Total HK$’000
Cost
At January 1, 2006	4,006	—	4,006
Relating to a subsidiary acquired (Note 36)	—	11,692	11,692

At December 31, 2006, January 1, 2007 and December 31, 2007	4,006	11,692	15,698

Accumulated amortisation
At January 1, 2006	—	—	—
Charge for the year	—	(2,923)	(2,923)
At December 31, 2006	—	(2,923)	(2,923)
At January 1, 2007	—	(2,923)	(2,923)
Charge for the year	—	(4,385)	(4,385)

At December 31, 2007	—	(7,308)	(7,308)

Net book value
At December 31, 2007	4,006	4,384	8,390

At December 31, 2006	4,006	8,769	12,775

16.	Interest in associate

	Group
	2007 HK$’000	2006 HK$’000
Share of net assets	58,500	—

The Group acquired 30% of the share capital of TWC Asian Film Investco LLC on September 20, 2007 for a cash consideration of HK$58,500,000.

Details of the Group’s interest in associate are as follows:

Name of associate	Form of business structure	Place of incorporation/ operation	Principal activities	Particulars of issued and paid up capital	Proportion of ownership interest
TWC Asian Film	Incorporated	State of Delaware,	Investment	Capital contribution	30%
Investco LLC		USA	holding	US$25,000,000

The associate was inactive during the year ended December 31, 2007.

74	i-CABLE Communications Limited Annual Report 2007

17.	Other non-current assets

	Group
	2007 HK$’000	2006 HK$’000
Unlisted equity securities, at cost	2,725	8,225
Available-for-sale equity securities listed on London Stock Exchange	6,783	—
Inventories	3,084	7,726
Deposits, prepayments and other receivables	81,317	27,734
Amounts due from fellow subsidiaries	11,074	7,394

	104,983	51,079

As at December 31, 2007, the market value of listed securities was HK$6,783,000 and the fair value of individually impaired unlisted equity securities was HK$2,719,000.

18.	Investments in subsidiaries

	Company
	2007 HK$’000	2006 HK$’000
Unlisted shares, at cost	12	12

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group.

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly
Apex Victory Limited	British Virgin Islands	Programme licensing	500 ordinary shares of US$1 each	100	—

Cable Network Communications Limited	Hong Kong	Investment holding	100 ordinary shares of HK$1 each	100	—
			2 non-voting deferred shares of HK$1 each	—	—
Hong Kong Cable Enterprises Limited	Hong Kong	Advertising airtime and programme licensing	2 ordinary shares of HK$1 each	—	100
Hong Kong Cable News Express Limited	Hong Kong	Advertising airtime	2 ordinary shares of HK$10 each	—	100
Hong Kong Cable Television Limited	Hong Kong	Pay television and internet and multimedia	750,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Entertainment Limited	Hong Kong	Programme production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100

i-CABLE Communications Limited Annual Report 2007 75

Notes to the Financial Statements (continued)

18.	Investments in subsidiaries (continued)

Name of company	Place of incorporation/ operation	Principal activities	Particulars of issued capital, all fully paid	Proportion of ownership interest
				Directly	Indirectly
i-CABLE Network Limited	Hong Kong	Network operation	100 ordinary shares of HK$1 each	—	100
			2 non-voting deferred shares of HK$1 each	—	—
i-CABLE News Limited	Hong Kong	Programme production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Satellite Television Limited	Hong Kong	Non-domestic television services	2 ordinary shares of HK$1 each	—	100
i-CABLE Sports Limited	Hong Kong	Programme production and channel operation	10,000,000 ordinary shares of HK$1 each	—	100
i-CABLE Network Operations Limited	Hong Kong	Network operation	500,000 ordinary shares of HK$1 each	—	100
Rediffusion Satellite Services Limited	Hong Kong	Satellite television systems	1,000 ordinary shares of HK$10 each	—	100
Sundream Motion Pictures Limited	Hong Kong	Film production	10,000,000 ordinary shares of HK$1 each	—	100
(Formerly	The People’s Republic of China	Advertising publication	RMB8,000,000	—	70
	The People’s Republic of China	Technical services	HK$26,000,000***	—	100

*	This entity is registered as a sino-foreign joint venture company under PRC law and is not audited by KPMG.
**	This entity is registered as a wholly foreign owned enterprise under PRC law and is not audited by KPMG.
***	Further injection of HK$25,000,000 was made by the Group during the year ended December 31, 2007.

19.	Amounts due from subsidiaries

The amounts due from subsidiaries are unsecured, interest free and have no fixed terms of repayment, and are arisen in the ordinary course of business.

76	i-CABLE Communications Limited Annual Report 2007

20.	Inventories

	Group
	2007 HK$’000	2006 HK$’000
Spare parts and consumables	6,351	1,198
Less: Provision for obsolescence	—	(87)

	6,351	1,111

21.	Trade and other receivables

Trade and other receivables comprise:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Accounts receivable from trade debtors	81,847	85,585	—	—
Deposits, prepayments and other receivables	100,407	64,445	159	1

	182,254	150,030	159	1

(a)	An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful debts) is set out as follows:

	Group
	2007 HK$’000	2006 HK$’000
0 to 30 days	19,131	24,819
31 to 60 days	23,763	24,428
61 to 90 days	17,255	16,869
Over 90 days	21,698	19,469

	81,847	85,585

The Group’s credit policy is set out in Note 33(a).

(b)	Impairment losses in respect of accounts receivable from trade debtors are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable from trade debtors directly (see Note 1(t)(i)).

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components, is as follows:

	Group
	2007 HK$’000	2006 HK$’000
Balance at beginning of year	21,558	17,434
Provision for the year	9,817	14,401
Written off	(14,497)	(10,465)
Written back	346	188

Balance at end of year	17,224	21,558

(c)	(i) 34% of the gross trade receivables relate to the Pay television and Internet access subscription businesses. There is no significant concentration of credit risk with respect to these trade receivables as the customer bases are widely dispersed in different sectors. The Group has given a credit term of 30 days to these customers. Impairment provisions in respect of receivables arising from these subscription businesses are recognised once the receivable is more than 90 days overdue.

i-CABLE Communications Limited Annual Report 2007 77

Notes to the Financial Statements (continued)

21.	Trade and other receivables (continued)

(c)	(ii) Apart from the trade receivables stated in Note 21 (c)(i) above, the remaining trade receivables are mainly from advertising and programme distribution businesses. The ageing analysis of accounts receivable from trade debtors that are neither individually nor collectively considered to be impaired are as follows:

	Group
	2007 HK$’000	2006 HK$’000
Not yet due	10,951	11,056
Less than 1 month past due	17,719	19,802
1 to 3 months past due	15,403	22,419
3 to 6 months past due	6,156	4,668
Over 6 months past due	24	200

	39,302	47,089

	50,253	58,145

Receivables that were not impaired relate to a wide range of customers, that the Group had continuing business relationship and have a good track record with the Group. Impairments are recognised based on the credit history of the customers, and are made on balances overdue for a period of 90 to 150 days. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

22.	Amounts due from fellow subsidiaries

The amounts due from fellow subsidiaries are unsecured, interest free and repayable on demand, and are arisen in the ordinary course of business (see Note 39).

23.	Cash and cash equivalents

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Deposits with banks and other financial institutions	501,267	560,165	—	—
Cash at bank and in hand	140,782	26,032	1,468	910

	642,049	586,197	1,468	910

24.	Trade and other payables

Trade and other payables comprise:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Amounts due to trade creditors	35,040	42,675	—	—
Accrued expenses and other payables	329,263	395,698	5,069	3,050
Receipts in advance and customers’ deposits	106,917	107,527	—	—

	471,220	545,900	5,069	3,050

78	i-CABLE Communications Limited Annual Report 2007

24.	Trade and other payables (continued)

An ageing analysis of amounts due to trade creditors is set out as follows:

	Group
	2007 HK$’000	2006 HK$’000
0 to 30 days	2,603	3,806
31 to 60 days	6,844	3,916
61 to 90 days	3,895	6,537
Over 90 days	21,698	28,416

	35,040	42,675

25.	Amounts due to subsidiaries

The amounts due to subsidiaries are unsecured, interest free, and have no fixed terms of repayment, and are arisen in the ordinary course of business (see Note 39).

26.	Amounts due to fellow subsidiaries

The amounts due to fellow subsidiaries are unsecured, interest free, and repayable on demand, and are arisen in the ordinary course of business (see Note 39).

27.	Amount due from/(to) immediate holding company

The amount due from/(to) immediate holding company is unsecured, interest free, and has no fixed terms of repayment, and is arisen in the ordinary course of business (see Note 39).

28.	Obligations under finance leases

	Group
	2007		2006
	Present value of the minimum lease payments HK$’000	Total minimum lease payments HK$’000	Present value of the minimum lease payments HK$’000	Total minimum lease payments HK$’000
Within 1 year	72	73	705	723
After one year but within two years	—	—	72	73

	72	73	777	796

Less: total future interest expenses		(1)		(19)

Present value of lease obligations		72		777

i-CABLE Communications Limited Annual Report 2007 79

Notes to the Financial Statements (continued)

29.	Other non-current liabilities

	Group
	2007 HK$’000	2006 HK$’000
Accrued expenses and other payables	8,068	9,248
Receipts in advance and customers’ deposits	26,485	42,671
Amount due to a fellow subsidiary	—	2,051

	34,553	53,970

30.	Equity settled share-based transactions

Pursuant to the Company’s share option scheme, the Board of Directors is authorised to grant options to eligible employees to subscribe for ordinary shares of the Company at prices as determined by the Board of Directors in accordance with the terms of the scheme.

(a)	The number and weighted average exercise prices of share options are as follows:

	2007		2006
	Number of options	Weighted- average exercise price per share HK$	Number of options	Weighted- average exercise price per share HK$
At January 1	12,100,000	10.49	15,160,000	10.49
Lapsed – Forfeited	(680,000)	10.49	(3,060,000)	10.49

At December 31	11,420,000	10.49	12,100,000	10.49

Options vested and exercisable at December 31	6,852,000	10.49	7,260,000	10.49

(b)	Terms of unexpired and unexercised share options at balance sheet date:

Date granted	Exercise period	Exercise price		2007 Number	2006 Number
February 8, 2000	April 1, 2001 to December 31, 2009	HK$	10.49	11,420,000	12,100,000

Each option entitles the holder to subscribe for one ordinary share in the Company.

At December 31, 2007, the weighted average remaining contractual life of unexpired share options was 1.2 years (2006: 1.8 years).

(c)	No share options were granted or exercised during the current and prior years.

80	i-CABLE Communications Limited Annual Report 2007

31.	Capital and reserves

(a)	Authorised and issued share capital

	2007		2006
	No. of shares (‘000)	HK$’000	No. of shares (‘000)	HK$’000
Authorised
Ordinary shares of HK$1 each	8,000,000	8,000,000	8,000,000	8,000,000

Issued and fully paid
At January 1	2,019,234	2,019,234	2,019,234	2,019,234
Shares repurchased and cancelled	(2,442)	(2,442)	—	—

At December 31	2,016,792	2,016,792	2,019,234	2,019,234

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

(i)	Purchase of own shares

During the year, the Company repurchased and cancelled its own ordinary shares on The Stock Exchange of Hong Kong Limited as follows:

Month/year	Number of shares repurchased	Highest price paid per share HK$	Lowest price paid per share HK$	Aggregate price paid HK$’000
November 2007	1,249,000	1.64	1.57	2,010
December 2007	1,193,000	1.60	1.56	1,896

				3,906

The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. Pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of $2,442,000 was transferred from revenue reserve to the capital redemption reserve. The premium paid and the expenses incurred on the repurchase of the shares of approximately $1,438,000 and $26,000, respectively, were charged to revenue reserve.

(b)	Nature and purpose of reserves

(i)	Share premium and capital redemption reserve

The application of the share premium account and capital redemption reserve account is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii)	Special capital reserve

The special capital reserve is non-distributable and it should be applied for the same purpose as the share premium account. In 2004, the issued share capital of a subsidiary under the Group was reduced (“Capital Reduction”) and the credit arising from the Capital Reduction was applied to eliminate the accumulated losses standing in the profit and loss account of that subsidiary as at September 30, 2004.

i-CABLE Communications Limited Annual Report 2007 81

Notes to the Financial Statements (continued)

31.	Capital and reserves (continued)

(b)	Nature and purpose of reserves (continued)

(ii)	Special capital reserve (continued)

An undertaking was given to the Court by the subsidiary in connection with the Capital Reduction (the “Undertaking”). Pursuant to the Undertaking, any future recoveries or reversals of provisions in respect of: 1) assets owned or held under finance and operating leases against which charges to depreciation were made as at September 30, 2004; and 2) provisions made by the subsidiary in respect of certain assets held by the subsidiary as at September 30, 2004; collectively the relevant assets (“relevant assets”) to the extent that such recoveries exceed the written down amounts of the relevant assets, up to an aggregate amount of HK$1,958,524,266, will be credited to a special capital reserve. While any debt or liability of, or claim against, the subsidiary at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realised profits. The subsidiary shall be at liberty to apply the special capital reserve for the same purposes as a share premium account may be applied.

The amount to be credited to the special capital reserve is subject to a limit (“Limit”), which was HK$1,958,524,266 as at the date of the capital reduction. The Limit may be reduced by the amount of any increase in the issued share capital or in the share premium account of the subsidiary resulting from an issue of shares for cash or other consideration or upon a capitalisation of distributable reserves. The subsidiary shall be at liberty to transfer the amount so reduced to the general reserves of the subsidiary and the same shall become available for distribution. The Limit may also be reduced after the disposal or other realisation of any of the relevant assets by the amount of the charge to depreciation or provision made in relation to such asset as at September 30, 2004 less such amount as is credited to the special capital reserve as a result of such disposal or realisation.

In the event that the amount standing to the credit of the special capital reserve exceeds the Limit, the subsidiary shall be at liberty to transfer the amount of any such excess to the general reserves of the subsidiary, which shall become available for distribution.

As at December 31, 2007, the Limit of the special capital reserve, as reduced by HK$8,077,849 (2006: HK$516,824,140) related to recoveries and reversals of provisions of the relevant assets, was HK$924,672,784 (2006: HK$932,750,633), and the amount standing to the credit of the special capital reserve was HK$13,866,990 (2006: HK$13,771,309).

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in Note 1(q).

(iv)	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in Notes 1(s) and (t).

(v)	Other reserve

The other reserve comprises aggregate price of shares repurchased but not yet cancelled as at December 31, 2007.

(vi)	Distributability of reserves

At December 31, 2007, reserves of the Company available for distribution to equity shareholders of the Company amounted to HK$961,446,000 (2006: HK$1,136,835,000).

After the balance sheet date, the Directors proposed a final dividend of 5 cents per share (2006: 5 cents per share), amounting to HK$100,840,000 (2006: HK$100,962,000). This dividend has not been recognised as a liability at the balance sheet date.

82	i-CABLE Communications Limited Annual Report 2007

31.	Capital and reserves (continued)

(c)	Capital management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to support the Group’s stability and growth, by pricing products and services commensurately with the level of risk.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders return, taking into consideration the future of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group manages it capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is debt-free and no changes were made in the objectives, policies or processes during the years ended December 31, 2007 and 2006.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

32.	Income tax in the balance sheet

(a)	Current taxation in the balance sheet represents:

	Group
	2007 HK$’000	2006 HK$’000
Overseas taxation	347	49

(b)	Deferred tax assets and liabilities recognised:

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation HK$’000	Tax losses HK$’000	Other temporary difference HK$’000	Total HK$’000
At January 1, 2006	199,136	(504,201)	—	(305,065)
Addition through acquisition of subsidiary	—	—	3,508	3,508
Charged/(credited) to consolidated profit and loss account (Note 7(a))	(34,921)	64,150	(877)	28,352

At December 31, 2006	164,215	(440,051)	2,631	(273,205)

At January 1, 2007	164,215	(440,051)	2,631	(273,205)
Charged/(credited) to consolidated profit and loss account (Note 7(a))	(35,218)	49,790	1,584	16,156

At December 31, 2007	128,997	(390,261)	4,215	(257,049)

			2007 HK$’000	2006 HK$’000
Net deferred tax assets recognised on the balance sheet			(354,166)	(388,266)
Net deferred tax liabilities recognised on the balance sheet			97,117	115,061

			(257,049)	(273,205)

i-CABLE Communications Limited Annual Report 2007 83

Notes to the Financial Statements (continued)

32.	Income tax in the balance sheet (continued)

(c)	Deferred tax assets not recognised:

The Group has not recognised deferred tax assets in respect of the following:

	2007 HK$’000	2006 HK$’000
Future benefit of tax losses	412,313	422,655
Impairment loss for bad and doubtful accounts	17	1,035

	412,330	423,690

33.	Financial risk management objectives and policies

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s businesses. These risks are limited by the Group’s financial management policies and practices described below:

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a defined credit policy in place with general credit terms ranging from 0 to 90 days. The exposure to credit risks is monitored on an ongoing basis. The Group has no significant concentrations of credit risk from customers. Subscription revenue from customers is settled mainly in cash or via major credit cards.

(b)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities. The Group’s objective is to maintain a balance between the continuity of funding and the flexibility through use of bank overdrafts and bank loans. In addition, banking facilities have been put in place for contingency purposes.

The following table details the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s non-derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates) and the earliest date the Group and the Company can be required to pay:

	Group
	2007				2006
	Carrying amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	More than 1 year but less than 2 years HK$’000	Carrying amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	More than 1 year but less than 2 years HK$’000
Obligations under finance leases	72	73	73	—	777	796	723	73
Amounts due to trade creditors	35,040	35,040	35,040	—	42,675	42,675	42,675	—
Accrued expenses and other payables	337,331	337,331	329,263	8,068	404,946	404,946	395,698	9,248
Receipts in advance and customers’ deposits	133,402	133,402	106,917	26,485	150,198	150,198	107,527	42,671

	505,845	505,846	471,293	34,553	598,596	598,615	546,623	51,992

	Company
	2007			2006
	Carrying amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000	Carrying amount HK$’000	Total contractual undiscounted cash flow HK$’000	Within 1 year or on demand HK$’000
Accrued expenses and other payables	5,069	5,069	5,069	3,050	3,050	3,050

84	i-CABLE Communications Limited Annual Report 2007

33. Financial risk management objectives and policies (continued)

(c)	Interest rate risk

At December 31, 2007, the Group had short-term deposits with bank and other financial institutions amounted to HK$501,267,000 (2006: HK$560,165,000), with original maturities of two days at market interest rates. Apart from the foregoing, the Group has no other significant income-generating financial assets or interest-bearing financial liabilities. The Group’s revenue, expenses and cash flows are substantially independent of changes in market interest rates.

Effective interest rates and repricing analysis

In respect of income-earning financial assets, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice:

	Group				Company
	One year or less total		Effective interest rate		One year or less total		Effective interest rate
Interest rate risk	2007 HK$’000	2006 HK$’000	2007%	2006%	2007 HK$’000	2006 HK$’000	2007%	2006%
Floating rate:
Cash and cash equivalents	140,782	26,032	0.71	0.59	1,468	910	—	—

Fixed rate:
Cash and cash equivalents	501,267	560,165	3.43	3.77	—	—	—	—

At December 31, 2007, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would increase/decrease the Group’s profit after tax and revenue reserve by approximately HK$6,420,000 (2006: HK$5,862,000).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for cash and cash equivalents in existence at that date. The 100 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until next annual balance sheet date. The analysis is performed on the same basis for 2006.

(d)	Currency risk

(i)	Forecast transactions

The Group is exposed to currency risk primarily through programmes acquisition activities whereby a substantial portion of our programming costs on overseas content is settled in United States dollars. In view of the continued support from the Hong Kong SAR Government to maintain the peg of the Hong Kong dollar to the United States dollar, management does not expect that there will be any significant currency risk associated with programming cost commitments denominated in United States dollars. Management also enters into forward exchange contracts from time to time to hedge forecast transactions. At December 31, 2007, the Group has no outstanding foreign exchange contracts hedging forecast transactions (2006: HK$101 million). The fair value of the contract was HK$30,000 at December 31, 2006 and included as “other receivables” in the financial statements.

(ii)	Recognised assets and liabilities

In respect of trade and other receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group manages the net exposure by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

i-CABLE Communications Limited Annual Report 2007 85

Notes to the Financial Statements (continued)

33.	Financial risk management objectives and policies (continued)

(d)	Currency risk (continued)

(iii)	Exposure to currency risk

The following table details the Group’s exposure at the balance sheet date to currency risk arising from forecast transactions or recognised assets or liabilities denominated in currencies other than the functional currency of the entity to which they relate.

	Group
	2007			2006
	Renminbi ‘000	Euros ‘000	United States Dollars ‘000	Renminbi ‘000	British Pound Sterling ‘000	United States Dollars ‘000
Trade and other receivables	8,345	721	12,380	817	27	2,199
Cash and cash equivalents	27,545	—	273	9,532	—	508
Trade and other payables	(1,032)	—	(7,480)	(395)	(154)	(9,914)

Exposure arising from recognised assets and liabilities	34,858	721	5,173	9,954	(127)	(7,207)
Highly probable forecast purchases	—	(4,398)	(70,414)	—	—	(47,216)

Overall net exposure	34,858	(3,677)	(65,241)	9,954	(127)	(54,423)

(iv)	Sensitivity analysis

The following table indicates the approximate change in the Group’s profit after tax (and revenue reserve) in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date. The sensitivity analysis includes balances between group companies where the denomination of the balances is in a currency other than the functional currencies of the lender or the borrower.

	Group
	2007		2006
	Increase/ (decrease) in foreign exchange rates	Effect on profit after tax and revenue reserve HK$’000	Increase/ (decrease) in foreign exchange rates	Effect on profit after tax and revenue reserve HK$’000
Renminbi	5%	1,510	5%	411
Euros	5%	322	N/A	N/A
British Pound Sterling	N/A	N/A	5%	(80)

The sensitivity analysis has been determined assuming that the change in foreign exchange rates has occurred at the balance sheet date and had been applied to each of the Group entities’ exposure to currency risk for financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Group entities’ profit after tax measured in the respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2006.

86	i-CABLE Communications Limited Annual Report 2007

34.	Fair value of financial instruments

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2007 and 2006.

35.	Jointly controlled assets

At December 31, 2007, the aggregate amounts of assets and liabilities recognised in the financial statements relating to the Group’s interests in jointly controlled assets are as follows:

	2007 HK$’000	2006 HK$’000
Assets:
Programming library	2,591	14,857
Prepayments and other receivables	650	9,089
Cash and cash equivalents	—	2

	3,241	23,948

Liabilities:
Accrued expenses and other payables	—	926

36.	Acquisition of a subsidiary

On April 30, 2006, the Group acquired 70% interest in (Formerly of approximately HK$10,232,000, satisfied in cash.

2006 HK$’000
Net assets acquired:
Accounts receivable from trade debtors	8,249
Deposits, prepayments and other receivables	5,087
Intangible asset	11,692
Cash and cash equivalents	2,755
Accrued expenses and other payables	(9,113)
Receipts in advance and customers’ deposits	(545)
Deferred tax liability	(3,508)

Net assets acquired	14,617
Amount of net assets attributable to minority shareholders	(4,385)

Total purchase price paid, satisfied in cash	10,232
Less: cash of the subsidiary acquired	(2,755)

Net cash outflow in respect of the purchase of a subsidiary	7,477

The results of operations of are consolidated and included in the financial statements of the Group from April 30, 2006 onward. This acquisition was not a material business combination as measured by either the purchase price, total assets or profit before and after taxation to the Group’s financial condition and results of operations.

i-CABLE Communications Limited Annual Report 2007 87

Notes to the Financial Statements (continued)

37.	Commitments

Commitments outstanding as at December 31, 2007 not provided for in the financial statements were as follows:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Capital commitments
(i) Property, plant and equipment
– Authorised and contracted for	18,580	12,782	—	—
– Authorised but not contracted for	57,431	121,278	—	—

	76,011	134,060	—	—

(ii) Acquisition of equity interests in prospective subsidiary and associate
– Authorised and contracted for	2,575	2,405	—	—
– Authorised but not contracted for	—	—	—	—

	2,575	2,405	—	—

	78,586	136,465	—	—

Programming and other commitments
– Authorised and contracted for	701,412	421,934	—	—
– Authorised but not contracted for	77,264	57,436	—	—

	778,676	479,370	—	—

Operating lease commitments
– Within one year	38,541	41,195	—	—
– After one year but within five years	28,798	36,415	—	—
– After five years	47,213	54,742	—	—

	114,552	132,352	—	—

	971,814	748,187	—	—

(a)	Operating lease commitments

The Group leases a number of premises under operating leases for use as office premises, car parks, warehouses, district centres, remote camera sites, multipoint microwave distribution system transmission sites and hub sites. The terms of the leases vary and may be renewable on a monthly basis or run for an initial period of two to fifteen years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments are usually adjusted every two to three years to reflect market rentals. None of the leases includes contingent rentals.

Some of the leased properties have been sublet by the Group under operating leases. The terms of the subleases vary and may be renewable on a monthly basis or run for an initial period of three years, with an option to renew the lease after that date at which time all terms are renegotiated.

The Group leases out cable modem and decoders to subscribers under operating leases which are renewable on a monthly basis. None of the leases includes contingent rentals.

88	i-CABLE Communications Limited Annual Report 2007

37.	Commitments (continued)

(b)	Future operating lease income

(i)	The total future minimum sublease payments receivable under non-cancellable subleases at December 31, 2007 amounted to HK$5,075,000 (2006: HK$8,951,000).

(ii)	The total future minimum lease payments receivable in respect of cable modem equipment, decoders and other equipment under non-cancellable operating leases are as follows:

	Group		Company
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK$’000
Within one year	7,005	7,886	—	—
After one year but within five years	1,199	—	—	—

	8,204	7,886	—	—

38.	Contingent liabilities

As at December 31, 2007, there were contingent liabilities in respect of the following:

(i)	The Company has undertaken to provide financial support to certain of its subsidiaries in order to enable them to continue to operate as going concerns.

(ii)	Guarantees, indemnities and letters of awareness to banks totalling HK$199 million (2006: HK$616 million) in respect of overdraft and guarantee facilities given by those banks to the subsidiaries. Of this amount, at December 31, 2007, HK$167 million (2006: HK$107 million) was utilised by the subsidiaries.

As at the balance sheet date, the Company has issued four separate guarantees to a bank in respect of banking facilities granted to four wholly owned subsidiaries. At December 31, 2007, the directors do not consider it probable that a claim will be made against the Company under any of the guarantees. The maximum liability of the Company at the balance sheet date under the guarantees issued is the facilities drawn down by the wholly owned subsidiaries of HK$160 million. The Company has not recognised any deferred income in respect of the guarantees as their fair values cannot be reliably measured and the transaction price was HK$nil.

39.	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions during the year ended December 31, 2007:

	2007 HK$’000	2006 HK$’000
Rentals payable and related management fees on land and buildings (Note (i))	40,100	40,118
Rentals receivable on land and buildings (Note (ii))	(4,958)	(5,065)
Network repairs and maintenance services charge (Note (iii))	(5,267)	(22,484)
Management fees (Note (iv))	13,170	12,430
Computer services (Note (v))	10,030	16,598
Leased line and Public Non-Exclusive Telecommunications Service (“PNETS”) charges and international bandwidth access charges (Note (vi))	28,023	21,684
Project management fees (Note (vii))	—	(3,421)
Internet Protocol Point wholesale services charge (Note (viii))	(42,870)	(39,490)
Agency fees (Note (ix))	(17,068)	(24,723)

i-CABLE Communications Limited Annual Report 2007 89

Notes to the Financial Statements (continued)

39.	Material related party transactions (continued)

Notes:

(i)	These represent rentals and related management fees paid to fellow subsidiaries in respect of office premises, car parks, warehouses, district centres and hub sites. As at December 31, 2007, related rental deposits amounted to HK$8,872,000 (2006: HK$8,583,000).

(ii)	This represents rental received from a fellow subsidiary in respect of the lease of office premises.

(iii)	This represents service charges to a fellow subsidiary in relation to the operation, repair and maintenance of ducts, cables and ancillary equipment.

(iv)	This represents costs incurred by a fellow subsidiary on the Group’s behalf which were recharged to the Group.

(v)	This represents service charges paid to a fellow subsidiary for computer system maintenance and consulting services provided.

(vi)	These represent service fees paid to a fellow subsidiary in respect of the leasing of datalines, PNETS charges and international bandwidth access charges incurred.

(vii)	This represents fees received from a fellow subsidiary for the provision of project management services.

(viii)	This represents service charges to a fellow subsidiary in relation to the Internet Protocol Point wholesale services.

(ix)	This represents service charges to a fellow subsidiary in relation to the agency services.

Included in Note 13 were additions to property, plant and equipment totalling HK$61,000 constructed by a fellow subsidiary on behalf of the Group during the year ended December 31, 2006.

The immediate holding company has issued deeds of indemnity in respect of certain taxation and costs arising in respect of the period prior to November 1, 1999. The Group is not charged for these indemnities.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in Note 8 and certain of the highest paid employees as disclosed in Note 9, is as follows:

	2007 HK$’000	2006 HK$’000
Short-term employee benefits	32,816	34,132
Post-employment benefits	1,275	1,367

	34,091	35,499

Total remuneration is included in “staff costs” (See Note 5).

90	i-CABLE Communications Limited Annual Report 2007

40.	Non-adjusting post balance sheet event

(a)	After the balance sheet date the Directors proposed a final dividend. Further details are disclosed in Note 11.

(b)	On February 27, 2008, the Financial Secretary of the Hong Kong SAR Government announced his annual Budget which proposes a cut in the profits tax rate from 17.5% to 16.5% with effect from the fiscal year 2008-2009 and a one-off reduction of 75% of the tax payable for the 2007-2008 assessment subject to a ceiling of HK$25,000. In accordance with the Group’s accounting policy set out in Note 1(p), no adjustments have been made to these financial statements as a result of this announcement.

The Directors estimate that these proposed changes will result in a decrease in the opening balances of the Group’s deferred tax liabilities and deferred tax assets at January 1, 2008 by HK$5 million and HK$20 million respectively.

These opening balance adjustments to deferred tax balances at January 1, 2008 will be recognised as an increase in the Group’s income tax expense of HK$15 million. It is impracticable to further estimate the impact on the future financial statements of the change in tax rate.

41.	Accounting estimates and judgements

Management considers the key source of estimation uncertainty lies in the recognition of deferred tax assets from unused tax losses. As explained in Note 1(p), all deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilised, are recognised. It is possible that adverse changes to the operating environment or the Group’s organisation structure could cause a future write-down of the deferred tax assets recognised.

Apart from deferred tax assets, management also makes estimates and assumptions that affect the reported amounts of other assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Notes 1(g), 1(i)(i) and l(i)(iv), 1(k), 1(l), 1(t), and Note 34 contain information about the assumptions and risk factors relating to useful lives of property, plant and equipment, net realisable value of commissioned programmes and films, impairment provisions for property, plant and equipment, other intangible assets, inventories, loans and receivables, and unlisted equity instruments.

The useful lives of property, plant and equipment are estimated at the time such assets are acquired and are based on historical experience with similar assets, also taking into account the anticipated technological or industrial changes in order to determine the amount of depreciation expense to be recorded during any reporting period. If these changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods.

Net realisable value of commissioned programmes and films is estimated based on the projected future revenue to be derived from all applicable territories and windows less cost to sell, taking into account historical performances of films and programmes with comparable budgets, casts, or other relevant qualities. Impairment provisions are made for carrying costs that are in excess of the expected future revenue to be generated by these programmes and films. Films in progress are stated at cost less any impairment provisions, taking into account the project status, and estimated realisable value. If revenue actually generated were to fall short of forecasts, or there are changes in total projected ultimate gross revenues, amortisation may need to be increased, or impairment provision may need to be made to reduce the carrying value of individual programme or film to its realisable amount.

Property, plant and equipment, inventories, and various financial instruments including loans and receivables, equity instruments and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may exceed the realisable value. If any such indication exists, the asset’s realisable value is estimated and an impairment loss is recognised.

The value of property, plant and equipment and inventories and other intangible assets in use represent the amount that these assets are expected to generate based on reasonable and supportable assumptions. The value of loans and receivables are calculated based on estimated future cash flows. The fair value of equity instruments are estimated based on a combination of valuation techniques including use of recent arm’s length market transactions of the underlying securities and references to the fund managers’ estimated fair value as adjusted for specific circumstances of the investment including recent fund raising results and financial outlook.

Actual results may differ from these estimates under different assumptions or conditions.

i-CABLE Communications Limited Annual Report 2007 91

Notes to the Financial Statements (continued)

42.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2007

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

In addition, the following developments may results in new or amended disclosures in the financial statements:

Effective for accounting periods beginning on or after
HK (IFRIC) 11, HKFRS 2 - Group and treasury share transactions	March 1, 2007
HK (IFRIC) 13, Customer loyalty programmes	July 1, 2008
HKFRS 8, Operating segments	January 1, 2009
Revised HKAS 1, Presentation of financial statements	January 1, 2009
Revised HKAS 23, Borrowing costs	January 1, 2009

43.	Parent and ultimate controlling party

The Directors consider the parent and the ultimate controlling party at December 31, 2007 to be Wharf Communications Limited and Wheelock and Company Limited, respectively, both of which are incorporated in Hong Kong. Wheelock and Company Limited produces financial statements available for public use.

44.	Comparative figures

As a result of adopting HKFRS 7, Financial instruments: Disclosures, and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, certain comparative figures have been adjusted to conform with changes in disclosures in the current year and to show separately comparative amounts in respect of items disclosed for the first time in 2007. Further details of these developments are disclosed in Note 2.

45.	Approval of financial statements

The financial statements were approved and authorised for issue by the Directors on March 10, 2008.

In addition to the Company’s annual financial statements prepared pursuant to the requirements of the Hong Kong Companies Ordinance, each year the Company also prepares a number of special purpose financial reports for filing with different regulatory bodies and which may be approved by the Directors at different times during the year. Once approved, the Company’s annual Hong Kong financial statements which have been prepared under the Companies Ordinance are not subsequently updated for the issuance of such special purpose financial reports, and accordingly comparative amounts in these financial statements are based on the prior year’s statutory financial statements presented at the previous Annual General Meeting.

92	i-CABLE Communications Limited Annual Report 2007

Five-year Financial Summary

(Expressed in HK$’million)

	2003	2004	2005	2006	2007
Results
Turnover	2,143	2,372	2,441	2,547	2,304
Operating expenses	(1,892)	(2,076)	(2,161)	(2,349)	(2,126)

Profit from operations	251	296	280	198	178
Interest income	8	—	3	12	21
Finance costs	(16)	—	—	—	—
Non-operating income/(expenses)	(10)	1	1	—	2
Impairment loss on investment	—	—	(2)	—	(2)

Profit before taxation	233	297	282	210	199
Income tax	(13)	(13)	300	(29)	(16)

Profit after taxation	220	284	582	181	183

Attributable to:
Equity shareholders of the Company	220	284	582	182	182
Minority interests	—	—	—	(1)	1

Profit after taxation	220	284	582	181	183

Assets and Liabilities

Property, plant and equipment	2,170	2,051	1,838	1,591	1,391
Programming library	142	127	143	186	183
Other intangible assets	4	4	4	13	8
Interest in associate	—	—	—	—	59
Deferred tax assets	113	109	434	388	354
Other non-current assets	87	81	54	51	105
Current assets	87	223	556	794	834

Total assets	2,603	2,595	3,029	3,023	2,934

Current liabilities	721	572	574	592	532
Deferred tax liabilities	113	109	129	115	97
Other non-current liabilities	84	86	78	54	34

Total liabilities	918	767	781	761	663

Share capital	2,019	2,019	2,019	2,019	2,017
Reserves	(334)	(191)	229	240	250

Total equity attributable to equity shareholders of the Company	1,685	1,828	2,248	2,259	2,267
Minority interests	—	—	—	3	4

Total liabilities and equity	2,603	2,595	3,029	3,023	2,934

i-CABLE Communications Limited Annual Report 2007 93

i-CABLE

I-CABLE COMMUNICATIONS LIMITED

CABLE TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong

www.i-cablecomm.com

TdA - Concept, design and production www.tda.com.hk